2025

ANNUAL REPORT

SINCE 1896



PEOPLES FINANCIAL CORPORATION
AND SUBSIDIARIES



PEOPLES FINANCIAL CORPORATION

To Our Shareholders:

In the 130 years since our founding, The Peoples Bank and its holding company, Peoples Financial Corporation, have remained committed to the Mississippi Gulf Coast. We proudly stand as a local community bank serving the financial needs of our friends and neighbors here in South Mississippi.

I am pleased to report on the results of 2025.

Net income for the year ended December 31, 2025, was $3,911,000 compared to net income of $21,703,000 for the year ended December 31, 2024.

The Company had a valuation allowance on federal and state deferred tax assets totaling $15,617,000 as of December 31, 2023. In the third quarter of 2024, the Company reassessed the valuation allowance in accordance with applicable accounting guidance and determined it was appropriate to reverse substantially all the valuation allowance which resulted in a one-time discrete reduction to income tax expense of $15,194,000 in the third quarter of 2024.

Improving asset quality has been the primary goal of the company since the 2008 recession. During 2024 and 2025, we achieved several important milestones:

- Nonaccrual loans were reduced from their high of $57,500,000 in 2011 to $533,000 at December 31, 2025.
- Other real estate was reduced from $9,900,000 in 2015 to $1 at December 31, 2025. This is the lowest our other real estate has ever been in our Bank's history.

Our management team continues to implement our strategic plan. Our key objectives of the plan include improving financial results and maximizing shareholder value over the long term. These efforts continue to include:

- Pursuing strategies to increase outstanding loans by seeking opportunities in new markets in our trade area and out of area and seeking participations with similar financial institutions.
- Continue to focus on those efforts that result in reduction of past due loans, nonaccruals, and other real estate.
- Maintaining the efficiency ratio to the average efficiency ratio of the bank's composite PEER group over the next decade. Strategies will include promoting technology to enhance operational effectiveness and product offerings, continued evaluation of opportunities to increase non-interest income and reduce non-interest expense and evaluation of existing branch footprint.
- Maintaining annual earnings to a return on average assets of 1.00%. Strategies emphasized achieving sustained earnings. In 2024 our return on average assets was 2.65%.
- Providing semi-annual dividends to our shareholders of at least 30% based on a consistent payout of sustained profits.
- Continue a stock repurchase program.

- Continuous updating of our enhanced succession strategy for key/senior management positions. The recent retirement of several senior managers has provided an opportunity for promotions for other officers as well as the potential for new strategies within those areas.

The renovations on our asset management trust department and around the Ellzey building were completed in August 2023 which allowed us to place more emphasis on wealth management. The project cost us $1.5 million. Along the way we took advantage of the historical tax credit of $800,000 which was utilized in 2023 and 2024. The first step in this process was taken by the acquisition of Trustmark's corporate trust business in August 2022. New related net income for 2025 for the asset management and trust services division (only) was $1,182,549 compared to 2024 net income of $1,214,601.

Net income for the year ended 2025 decreased $17,792,000 to $3,911,000 compared to net income of $21,703,000 for the year ended 2024. The income in 2024 was significantly higher after recognizing a discrete item of $15,194,000 during the year.

The increase in net income for the year ended December 31, 2024, was due to a discrete item of $15,194,000 recorded as a tax benefit for the reversal of the Company's valuation allowance on federal and state deferred tax assets during the third quarter and year ended December 31, 2024. Pre-tax income for the year ended December 31, 2025 decreased $3,569,000 to $4,811,000 as compared with $8,380,000 for the year ended December 31, 2024. Total interest income decreased by $4,592,000 to $28,502,000 for the year ended December 31, 2025 as compared with $33,094,000 for the year ended December 31, 2024 due to lower interest on investments and overnight federal funds. Total interest expense decreased by $1,496,000 to $8,147,000 for the year ended December 31, 2025 as compared with $9,643,000 for the year ended December 31, 2024 due to lower interest rates paid on borrowings.

Throughout our 130-year history, we have upheld our vision of serving those in our Mississippi Gulf Coast community. These many years have seen challenges, including hurricanes, depressions, recessions, oil spills, pandemics and other disasters, that have impacted our friends and neighbors. One constant throughout has been the strength and stability of The Peoples Bank which comes from our strong capital foundation. This is the foundation that makes your long-term investment in our Company safe through tumultuous times. We thank our shareholders, employees, directors and customers for being part of that mission here in our home, in South Mississippi.

Sincerely yours,

Chevis C. Swetman
Chairman, President and Chief Executive Officer

Enclosure (1) End of year financial highlights

PERFORMANCE SNAPSHOT
(In thousands, except per share figures)

EARNINGS SUMMARY

		Year Ended December 31,			
		2025	2024	2023	2022
Net interest income	$	20,355 $	23,451 $	26,474 $	21,550
Non-interest income		7,156	7,014	6,894	6,895
Non-interest expense		22,697	22,247	22,353	21,855
Net income		3,911	21,703	9,166	8,941
Earnings per share	$	0.85 $	4.66 $	1.96 $	1.91

PERFORMANCE RATIOS

December 31,	2025	2024	2023	2022
Return on average assets	0.50%	* 2.65%	1.10%	1.06%
Return on average equity	4.10%	* 27.25%	14.73%	12.17%
Net interest margin	2.91%	3.05%	3.29%	2.64%
Efficiency ratio	83%	73%	67%	77%

*-Includes discrete item of $15,194,000 for the reversal of valuation allowance in Q3 2024.

December 31,	2025	2024	2023	2022
Closing Stock Price	$20.36	$18.60	$16.60	$14.50

(THIS PAGE INTENTIONALLY LEFT BLANK)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Peoples Financial Corporation (the "Company") is a one-bank holding company headquartered in Biloxi, Mississippi. The following presents Management's discussion and analysis of the consolidated condition and results of operations of the Company and its consolidated subsidiaries for the years ended December 31, 2025, 2024 and 2023. These comments highlight the significant events for these years and should be considered in combination with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this annual report.

FORWARD-LOOKING INFORMATION

Congress passed the Private Securities Litigation Act of 1995 in an effort to encourage corporations to provide information about a company's anticipated future financial performance. This act provides a safe harbor for such disclosure which protects the companies from unwarranted litigation if actual results are different from management expectations. This report contains forward-looking statements and reflects industry conditions, company performance and financial results. These forward-looking statements are subject to a number of factors and uncertainties which could cause the Company's actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements. Such factors and uncertainties include, but are not limited to: changes in interest rates and market prices, changes in local economic and business conditions, increased competition for deposits and loans, changes in the availability of funds resulting from reduced liquidity, changes in statutes, government regulations or regulatory policies or practices and acts of terrorism, weather or other events beyond the Company's control.

NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") issued new accounting standards updates in 2025, which are disclosed in Note A to the Consolidated Financial Statements. The Company does not expect that the update discussed in the Notes will have a material impact on its financial position, results of operations or cash flows. Further disclosure relating to this and other updates is included in Note A.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company evaluates these estimates and assumptions on an on-going basis using historical experience and other factors, including the current economic environment. We adjust such estimates and assumptions when facts and circumstances dictate. Certain critical accounting policies affect the more significant estimates and assumptions used in the preparation of the consolidated financial statements.

Investments

Investments which are classified as available for sale are stated at fair value. The determination of the fair value of securities may require Management to develop estimates and assumptions regarding the amount and timing of cash flows. On January 1, 2023 the Company adopted the Accounting Standards Codification ("ASC") 326, "Financial Instruments-Credit Losses", more commonly referred to as CECL which requires an assessment of the Company's available for sale and held to maturity debt securities for expected credit losses.

Allowance for credit losses on loans and leases and unfunded lending commitments

On January 1, 2023 the Company adopted Accounting Standards Codification ("ASC") 326, "Financial Instruments-Credit Losses", more commonly referred to as CECL. Under CECL, the allowance for credit losses (ACL) is a valuation account, measured as the difference between the Bank's amortized cost basis and the net amount expected to be collected on the financial assets (i.e., lifetime credit losses).

The CECL methodology described in FASB Accounting Standards Update (ASU) 2016-13, Financial Instruments—Credit Losses (Topic 326), applies to financial assets measured at amortized cost, and off-balance-sheet credit exposures (collectively, financial assets).

In general, the Bank uses a broad range of data to estimate expected credit losses under CECL, including information about past events, current conditions, and reasonable and supportable forecasts relevant to assessing the collectability of the cash flows of financial assets.

CECL requires the Bank to measure expected credit losses on financial assets carried at amortized cost on a collective or pool basis when similar risk characteristics exist. The Bank has determined that Call Report categories will be utilized, and Management will maintain the option to further segment the portfolio if we deem it beneficial to the analysis.

Estimating an appropriate ACL involves a high degree of Management judgment. As such, it is Management's responsibility to record the Bank's best estimate of expected credit losses and provide it to the Board of Directors.

The analysis is prepared and reported to the Board of Directors on a quarterly basis. The option and decision to prepare the analysis more frequently will remain with Management.

One of the Company's critical accounting policies relates to its allowance for credit losses, which reflects the estimated losses resulting from the inability of its borrowers to make loan payments. The allowance for credit losses is established and maintained at an amount sufficient to absorb losses on loans and leases held for investment. Credit losses arise not only from credit risk, but also from other risks inherent in the lending process including, but not limited to, collateral risk, operation risk, concentration risk and economic risk. As such, all related risks of lending are considered when assessing the adequacy of the allowance for credit losses.

Management believes that the allowance for credit losses is adequate and appropriate for all periods presented in these financial statements. All credit relationships with an outstanding balance of $50,000 or greater that are included in Management's loan watch list are individually reviewed for credit losses.

GAAP Reconciliation and Explanation

This report contains non-GAAP financial measures determined by methods other than in accordance with GAAP. Such non-GAAP financial measures include taxable equivalent interest income and taxable equivalent net interest income. Management uses these non-GAAP financial measures because it believes they are useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial results, as well as comparison to financial results for prior periods. These non-GAAP financial measures should not be considered as a substitute for operating results determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies. A reconciliation of these operating performance measures to GAAP performance measures for the years ended December 31, 2025, 2024 and 2023 is included below.

RECONCILIATION OF NON-GAAP PERFORMANCE MEASURES
(in thousands)

Years Ended December 31,	2025	2024	2023
Interest income			
Interest income – (GAAP)	$ 28,502	$ 33,094	$ 32,629
Taxable equivalent adjustment	269	280	303
Tax equivalent interest income:	$ 28,771	$ 33,374	$ 32,932
Net interest income			
Net interest income – (GAAP)	$ 20,355	$ 23,451	$ 26,474
Taxable equivalent adjustment	269	280	303
Tax equivalent interest income:	$ 20,624	$ 23,731	$ 26,777

OVERVIEW

The Company is a community bank serving the financial and trust needs of its customers in our trade area, which is defined as those portions of Mississippi, Louisiana and Alabama which are within a fifty mile radius of the Waveland, Wiggins and Gautier branches, the bank subsidiary's three most outlying locations. Maintaining a strong core deposit base and providing commercial and real estate lending in our trade area are the traditional focuses of the Company. Growth has largely been achieved through de novo branching activity, and it is expected that these strategies will continue to be emphasized in the future.

The Company reported net income of $3,911,000 for 2025 compared with net income of $21,703,000 for 2024 compared with net income of $9,166,000 for 2023, respectively. Results in 2025 included a decrease in total interest income and an increase in non-interest expenses, the allowance for credit losses and the recording of tax expense offset partially by a decrease in total interest expense and an increase non-interest income. Results in 2024 included a discrete item recorded as a tax benefit for the reversal of the Company's valuation allowance on federal and state deferred tax assets during the third quarter of 2024, an increase in total interest income, a decrease in the allowance for credit losses, and an increase in total interest expense. Results in 2023 included an increase in net interest income, a decrease in the allowance for credit losses, which were partially offset by an increase in non-interest expense, and the recording of tax expense.

Managing the net interest margin is a key component of the Company's earnings strategy. Concerns about inflation and its potential impact on the economy and individual households are among the issues being considered by the Federal Reserve. Raising the federal funds rate had been a strategy pursued in 2023 to address this issue. The Federal Reserve raised interest rates a total of 100 basis points during 2023 in an effort to promote maximum employment, keep prices stable and have moderate long-term interest rates. Due to a weakening labor market the Federal Reserve has changed its course of action and reduced interest rates by 100 basis points during 2024 and 75 basis points in 2025 and is projected to make additional rate cuts in 2026.

As a result, total interest income decreased by $4,592,000 to $28,502,000 for the year ended 2025 as compared with $33,094,000 for the year ended 2024 due to lower balances and yields on investments and overnight fed funds offset slightly by higher interest and fees on loans. Total interest expense decreased by $1,496,000 to $8,147,000 for the year ended 2025 as compared with $9,643,000 for the year ended 2024. The decrease was due to lower balances and interest rates paid on borrowings. The decrease in rates during 2024 and 2025 has started to impact the cost of funds.

Monitoring asset quality, estimating potential losses in our loan portfolio, unfunded lending commitments, held to maturity debt securities and addressing non-performing loans continue to be a major focus of the Company. A net provision for the allowance for credit losses of $3,000 was recorded in 2025 compared to a reduction in the allowance for credit losses of $162,000 recorded in 2024 and a reduction of $272,000 recorded in 2023. In October 2025, following a foreclosure, a loan charged off and the related property was moved into other real estate increasing the balance to $250,000 later in December 2025 the property was sold and the balance was decreased to $1. On December 30, 2024, following a repossession, related property was moved into other real estate increasing the balance to $9,000 at December 31, 2024 this balance was later charged off in 2025. The Company's nonaccrual loans totaled $533,000 and $418,000 at December 31, 2025 and 2024. Most of these loans are collateral-dependent, and the Company has rigorously evaluated the value of its collateral to determine potential losses.

Non-interest income increased $142,000 in 2025 as compared with 2024 results and increased $120,000 in 2024 as compared with 2023 results. The increase in 2025 was primarily the result of an increase in BOLI income and life insurance proceeds and trust income. The increase in 2024 was primarily the result of an increase in trust department income and fees and an increase in Bank-owned Life Insurance ("BOLI") income along with other income offset slightly by a decrease in service charges on deposits accounts.

Non-interest expenses increased $450,000 in 2025 as compared with 2024 and decreased $106,000 in 2024 as compared with 2023. The increase in 2025 was primarily due to higher salary and employee benefits of $248,000, included in other expenses, an increase in data processing expense of $137,000 and ATM expense of $287,000, which were caused by a normal increase in volume and inflation which was offset somewhat by a decrease in legal fees of $283,000 as compared to 2024. The decrease in 2024 was primarily due to lower salaries and employee benefits of $645,000 which was the result of an increase in the discount rate that decreased the liability on deferred compensation expense, although that decrease was offset mostly by higher depreciation and maintenance expenses of $229,000 and higher other expense of $212,000 as compared with 2023.

Total assets at December 31, 2025 decreased $104,728,000 as compared with December 31, 2024. Total deposits decreased $116,301,000 as governmental entities' balances decreased due to tax collection allocations and the loss of several public fund accounts. The decrease in deposits caused a decrease in cash and due from banks of $88,163,000 and reduced new purchases of available for sale securities.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income, the amount by which interest income on loans, investments and other interest-earning assets exceeds interest expense on deposits and other borrowed funds, is the single largest component of the Company's income. Management's objective is to provide the largest possible amount of income while balancing interest rate, credit, liquidity and capital risk. Changes in the volume and mix of interest-earning assets and interest-bearing liabilities combined with changes in market rates of interest directly affect net interest income.

2025 as compared with 2024

The Company's average interest-earning assets decreased approximately $69,772,000, or 8.96%, from approximately $778,930,000 for 2024 to approximately $709,158,000 for 2025. Average taxable held to maturity securities decreased approximately $32,246,000, average nontaxable held to maturity securities decreased approximately $2,480,000 and average taxable available for sale securities decreased approximately $35,667,000 as investment maturities and calls exceeded purchases of securities in total. Average fed funds sold decreased approximately $5,919,000. These decreases were caused by the decrease in savings and interest-bearing DDA balances during the same period due to the runoff of several large public fund depositors. Average loans increased approximately $7,701,000 as new loans exceeded principal payments, paydowns, maturities, and charge-offs on existing loans. The increase in average loans and the decrease in average deposits, as discussed below, caused less new purchases in investments in securities. The average yield on interest-earning assets was 4.06% for 2025 compared with 4.28% for 2024.

Average interest-bearing liabilities decreased approximately $78,715,000, or 13.60%, from approximately $578,898,000 for 2024 to approximately $500,183,000 for 2025. Average savings and interest-bearing DDA balances decreased approximately $55,691,000 primarily because several large public fund customers maintained lower balances throughout the year with the bank subsidiary prior to withdrawing funds along with the loss of several public fund accounts during the year. The average rate paid on interest-bearing liabilities decreased slightly from 1.67% for 2024 to 1.63% for 2025. This decrease was the result of decreased rates in 2025 along with the loss of several public fund accounts.

The Company's net interest margin on a nontax-equivalent basis, which is net interest income as a percentage of average earning assets, was 3.01% for 2024 as compared with 2.87% for 2025.

The Company's net interest margin on a tax-equivalent basis, which is net interest income as a percentage of average earning assets, was 3.05% for 2024 as compared with 2.91% for 2025.

2024 as compared with 2023

The Company's average interest-earning assets decreased approximately $32,744,000, or 4.03%, from approximately $811,674,000 for 2023 to approximately $778,930,000 for 2024. Average taxable held to maturity securities decreased approximately $64,912,000, average nontaxable held to maturity securities decreased approximately $3,236,000 and average taxable available for sale securities increased approximately $33,565,000 as investment maturities and calls exceeded purchases of securities in total. Average fed funds sold decreased approximately $295,000. These decreases were caused by the decrease in savings and interest-bearing DDA balances during the same period due to the runoff of several large public fund depositors. Average loans increased approximately $2,407,000 as new loans exceeded principal payments, paydowns, maturities, and charge-offs on existing loans. The increase in average loans and the decrease in average deposits, as discussed below, caused less new purchases in investments in securities and an increase in borrowed funds. The average yield on interest-earning assets was 4.28% for 2024 compared with 4.05% for 2023. The yield on average loans increased as a result of the lingering effects of the increase in prime rate during 2023 as discussed in the Overview.

Average interest-bearing liabilities decreased approximately $30,817,000, or 5.05%, from approximately $609,715,000 for 2023 to approximately $578,898,000 for 2024. Average savings and interest-bearing DDA balances decreased approximately $60,333,000 primarily because several large public fund customers maintained lower balances throughout the year with the bank subsidiary prior to withdrawing funds. The average rate paid on interest-bearing liabilities increased from 1.01% for 2023 to 1.67% for 2024. This increase was the result of increased rates in 2023, but rates should start to decrease into 2025 due to a decrease in market rates at the end of 2024.

The Company's net interest margin on a nontax-equivalent basis, which is net interest income as a percentage of average earning assets, was 3.26% for 2023 as compared with 3.01% for 2024.

The Company's net interest margin on a tax-equivalent basis, which is net interest income as a percentage of average earning assets, was 3.29% for 2023 as compared with 3.05% for 2024.

The tables below analyze the changes in tax-equivalent net interest income for the years ended December 31, 2025, 2024 and 2023.

ANALYSIS OF AVERAGE BALANCES, INTEREST EARNED/PAID AND YIELD
(in thousands)

	2025			2024			2023		
	Average Balance	Interest Earned/Paid	Rate	Average Balance	Interest Earned/Paid	Rate	Average Balance	Interest Earned/Paid	Rate
Loans (1)(2)	$ 244,297	$ 14,862	6.08 %	$ 236,596	$ 14,821	6.26 %	$ 234,189	$ 12,945	5.53 %
Balances due from depository institutions	27,342	1,208	4.42 %	33,261	1,776	5.34 %	33,556	1,625	4.84 %
Held to maturity:									
Taxable	73,043	1,818	2.49 %	105,249	2,885	2.74 %	170,161	5,793	3.40 %
Non taxable (3)	30,506	953	3.12 %	32,986	1,009	3.06 %	36,222	1,090	3.01 %
Available for sale:									
Taxable	329,356	9,782	2.97 %	365,023	12,630	3.46 %	331,458	11,250	3.39 %
Non taxable (3)	3,540	102	2.88 %	3,699	109	2.94 %	3,873	124	3.20 %
Other	1,114	46	4.13 %	2,116	144	6.81 %	2,215	105	4.74 %
Total.	$ 709,198	$ 28,771	4.06 %	$ 778,930	$ 33,374	4.28 %	$ 811,674	$ 32,932	4.05 %
Savings and interest-bearing DDA.	$ 450,714	$ 6,643	1.47 %	$ 506,404	$ 6,947	1.37 %	$ 566,737	$ 5,507	0.97 %
Time deposits	42,592	1,191	2.80 %	33,317	690	2.07 %	35,596	239	0.67 %
Other borrowed funds	6,878	313	4.56 %	39,177	2,006	5.12 %	7,382	409	5.54 %
Total.	$ 500,184	$ 8,147	1.63 %	$ 578,898	$ 9,643	1.67 %	$ 609,715	$ 6,155	1.01 %
Net tax-equivalent spread			2.43 %			2.62 %			3.04 %
Net tax-equivalent margin on earning assets			2.91 %			3.05 %			3.29 %

(1) Loan fees of $438, $515 and $397 for 2025, 2024 and 2023, respectively, are included in these figures.

(2) Includes nonaccrual loans.

(3) All interest earned is reported on a taxable equivalent basis using a tax rate of 24.95% in 2025, 2024 and 2023. See disclosure of Non-GAAP financial measures on pages 2 and 3.

ANALYSIS OF CHANGES IN INTEREST INCOME AND EXPENSE
(in thousands)

	For the Year Ended December 31, 2025 Compared With December 31, 2024			
	Volume	Rate	Rate/Volume	Total
Interest earned on:				
Loans	$ 482	$ (427)	$ (14)	$ 41
Balances due from depository institutions	(316)	(306)	54	(568)
Held to maturity securities:				
Taxable	(884)	(264)	81	(1,067)
Non taxable	(76)	21	(1)	(56)
Available for sale securities:				
Taxable	(1,234)	(1,789)	175	(2,848)
Non taxable	(5)	(2)	—	(7)
Other	(68)	(57)	27	(98)
Total	$ (2,101)	$ (2,824)	$ 322	$ (4,603)
Interest paid on:				
Savings and interest-bearing DDA	$ (764)	$ 517	$ (57)	$ (304)
Time deposits	192	243	66	501
Other borrowed funds	(1,654)	(219)	180	(1,693)
Total	$ (2,226)	$ 541	$ 189	$ (1,496)

ANALYSIS OF CHANGES IN INTEREST INCOME AND EXPENSE
(in thousands)

	For the Year Ended December 31, 2024 Compared With December 31, 2023			
	Volume	Rate	Rate/Volume	Total
Interest earned on:				
Loans	$ 133	$ 1,725	$ 18	$ 1,876
Balances due from depository institutions	(14)	167	(2)	151
Held to maturity securities:				
Taxable	(2,210)	(1,128)	430	(2,908)
Non taxable	(97)	18	(2)	(81)
Available for sale securities:				
Taxable	1,139	219	22	1,380
Non taxable	(6)	(10)	1	(15)
Other	(5)	46	(2)	39
Total	$ (1,060)	$ 1,037	$ 465	$ 442
Interest paid on:				
Savings and interest-bearing DDA	$ (586)	$ 2,268	$ (242)	$ 1,440
Time deposits	(15)	499	(33)	451
Other borrowed funds	1,762	(31)	(134)	1,597
Total	$ 1,161	$ 2,736	$ (409)	$ 3,488

Provision for Credit Losses

In the normal course of business, the Company assumes risk in extending credit to its customers. This credit risk is managed through compliance with the loan policy, which is approved by the Board of Directors. The policy establishes guidelines relating to underwriting standards, including but not limited to financial analysis, collateral valuation, lending limits, pricing considerations and loan grading. The Company's Loan Review and Special Assets Departments play key roles in monitoring the loan portfolio and managing problem loans. New loans and, on a periodic basis, existing loans are reviewed to evaluate compliance with the loan policy. Loan delinquencies and deposit overdrafts are closely monitored in order to identify developing problems as early as possible. Lenders experienced in workout scenarios consult with loan officers and customers to address non-performing loans. A watch list of credits which pose a potential loss to the Company is prepared based on the loan grading system. This list forms the foundation of the Company's allowance for credit loss on loans computation.

Management relies on its guidelines and existing methodology to monitor the performance of its loan portfolio and identify and estimate potential losses based on the best available information. The potential effect of declines in real estate values and actual losses incurred by the Company were key factors in our analysis. Much of the Company's loan portfolio is secured by real estate requiring careful consideration of real estate changes in value to properly monitor risk.

The provision for credit losses is the amount necessary to maintain the ACL and the reserve for unfunded commitments at a level considered appropriate by management. Factors impacting the provision include loan portfolio growth, changes in the quality and composition of the loan portfolio, the level of nonperforming loans, delinquency and charge-off trends, the level of unfunded commitments and current economic conditions.

The Bank's on-going, systematic evaluation resulted in the Bank recording a net provision for the allowance for credit losses of $3,000 in 2025. The Bank recorded a reversal of the allowance for credit losses of $(162,000) in 2024. The Company recorded a reversal of the allowance for credit losses of $(272,000) in 2023.

The Bank's analysis includes evaluating the current values of collateral securing all nonaccrual loans. Nonaccrual loans totaled $533,000 and $418,000 with specific reserves on these loans of $100,000 and $0 as of December 31, 2025 and 2024, respectively. The specific reserves allocated to nonaccrual loans are relatively low as collateral values appear sufficient to cover loan losses, or the loan balances have been charged down to their realizable value.

The allowance for credit losses as a percentage of loans was 1.11%, 1.28% and 1.35% at December 31, 2025, 2024, and 2023, respectively. The Company believes that its allowance of credit losses is appropriate as of December 31, 2025.

The allowance for credit losses is an estimate, and as such, events may occur in the future which may affect its accuracy. The Company anticipates that it is possible that additional information will be gathered in future quarters on loan performance, which may require an adjustment to the allowance for credit losses. Management will continue to closely monitor its portfolio and take such action as it deems appropriate to accurately report its financial condition and results of operations.

Non-interest Income

2025 as compared with 2024

Total non-interest income increased $142,000 in 2025 compared with 2024. BOLI income and life insurance proceeds increased $159,000 and trust department income and fees increased $19,000 offset slightly by a decrease of $9,000 in service charges on deposit accounts in 2025 as compared with 2024.

2024 as compared with 2023

Total non-interest income increased $120,000 in 2024 compared with 2023. Trust department income and fees increased $130,000, BOLI income and life insurance proceeds increased by $47,000 and other income increased by $25,000 offset somewhat by a decrease of $61,000 in service charges on deposit accounts in 2024 as compared with 2023.

Non-interest Expense

2025 as compared with 2024

Total non-interest expense increased $450,000 in 2025 as compared with 2024. Salaries and employee benefits increased $248,000 along with other expense that increased $167,000. Other expenses consisted of an increase in ATM expense of $287,000 and data processing of $137,000. The increase was partially offset by lower legal expenses of $283,000 as compared with 2024.

2024 as compared with 2023

Total non-interest expense decreased $106,000 in 2024 as compared with 2023. Salaries and employee benefits decreased $645,000 which was the result of an increase in the discount rate that decreased the liability on deferred compensation expense. That decrease was offset mostly by higher depreciation and maintenance expenses of $229,000 and higher other expense of $212,000 as compared with 2023. Other expenses consisted of an increase in ATM expenses of $327,000 in 2024 as compared with 2023.

Income Taxes

As of December 31, 2023 the Company had recorded income tax expenses in the amount of $2,121,000.

During the third quarter of 2024, the Company determined that there was sufficient evidence to support (at the more likely than not threshold) that the Company will have sufficient future sources of taxable income to remove substantially all of the valuation allowance established as of the beginning of the year and as of September 30, 2024. This change in circumstances resulted in a discrete item of $15,194,000 recognized as a reduction of income tax expense for the year ended December 31, 2024.

As of December 31, 2025 the Company had recorded income tax expenses in the amount of $900,000.

Note I to the Consolidated Financial Statements presents a reconciliation of income taxes for these three years and further analysis of the valuation allowance.

FINANCIAL CONDITION

On December 31, 2025, cash and due from banks decreased by $88,163,000 compared to December 31, 2024. This decrease was due to a significant decrease in total deposits.

Available for sale securities decreased $10,532,000 and held to maturity securities decreased $32,113,000, respectively at December 31, 2025 compared with December 31, 2024 as the Company decreased its held to maturity and available for sale investment purchases to pay off borrowings and remain liquid.

Gross loans increased $30,130,000 at December 31, 2025 compared with December 31, 2024, as new loans outpaced principal payments, maturities, and charge-offs on existing loans.

Total deposits decreased $116,301,000 at December 31, 2025, as compared with December 31, 2024. This decrease was mostly caused by the loss of several large public fund deposits in 2025 following competitive bid processes held in 2025 whereby the public fund deposit accounts were awarded to other local banks. Typically, significant increases or decreases in total deposits and/or significant fluctuations among the different types of deposits from year to year are anticipated by Management as customers in the casino industry and county and municipal entities reallocate their resources periodically. Deposits from county and municipal entities increase significantly during the first quarter of each year based on property tax collections and are slowly allocated out of the tax collection accounts over the course of the year.

SHAREHOLDERS' EQUITY AND CAPITAL ADEQUACY

Strength, security and stability have been the hallmark of the Company since its founding in 1985 and of its bank subsidiary since its founding in 1896. A strong capital foundation is fundamental to the continuing prosperity of the Company and the security of its customers and shareholders. The primary and risk-based capital ratios are important indicators of the strength of a Company's capital. These figures are presented in the Five-Year Comparative Summary of Selected Financial Information which is included in the Company's annual report. The Company has established the goal of being classified as "well-capitalized" by the banking regulatory authorities.

During the third quarter of 2023, the community bank leverage ratio (CBLR) framework was elected. The CBLR framework is an optional framework that is designed to reduce burden by removing the requirements for calculating and reporting risk-based capital ratios for qualifying community banking organizations that opt into the framework. The framework provides a simple measure of capital adequacy for qualifying community banking organizations, consistent with section 201 of the Economic Growth, Regulatory Relief and Consumer Protection Act.

Significant transactions affecting shareholders' equity during 2025 are described in Note J to the Consolidated Financial Statements. The Statement of Changes in Shareholders' Equity also presents all activity in the Company's equity accounts.

LIQUIDITY

Liquidity represents the Company's ability to adequately provide funds to satisfy demands from depositors, borrowers and other commitments by either converting assets to cash or accessing new or existing sources of funds. Note L to the Consolidated Financial Statements discloses information relating to financial instruments with off-balance-sheet risk, including letters of credit and outstanding unused loan commitments. Management monitors these funds requirements in such a manner as to satisfy these demands and provide the maximum earnings on its earning assets. The Company manages and monitors its liquidity position through a number of methods, including through the computation of liquidity risk targets and the preparation of various analyses of its funding sources and utilization of those sources on a monthly basis. The Company also uses proforma liquidity projections which are updated on a monthly basis in the management of its liquidity needs and also conducts periodic contingency testing on its liquidity plan.

Deposits, payments of principal and interest on loans, proceeds from maturities of investment securities and earnings on investment securities are the principal sources of funds for the Company. Borrowings from the FHLB, federal funds sold and federal funds purchased are utilized by the Company to manage its daily liquidity position. The Company has also been approved to participate in the Federal Reserve Bank's Discount Window Primary Credit Program , which it intends to use only as a contingency. As of December 31, 2025, the Company was able to borrow up to $9,428,000 from the Federal Reserve Bank Discount Window Primary Credit Program. The borrowing limit was based on the amount of collateral pledged, with certain loans from the Bank's portfolio serving as collateral. The Company has $121,377,000 available under a line of credit with the Federal Home Loan Bank of Dallas. The Company has additional contingency funding capacity with various other financial institutions in the amount of $28,000,000.

The Company maintains a well-capitalized balance sheet which includes strong capital and liquidity. The Bank provides a full range of banking, financial and trust services in our local markets. Approximately half of the Bank's deposits are fully FDIC insured, and the vast majority of uninsured deposits are public funds deposits secured by Bank securities pledged at fair value. The Company evaluates on an ongoing and continuous basis its financial health by preparing for various moderate to severe economic scenarios.

Determining liquidity adequacy requires an ongoing analysis of the Company's current and expected liquidity position, including historical funding obligations and anticipated funding needs, as well as an understanding of retention prospects for all Bank deposits. In particular, consideration is given to public funds and other large depositors for potential runoffs due to expected uses or other withdrawals from bank accounts.

The Company participates in competitive bids throughout the year and anticipates bidding on new public fund customers as the opportunity arises.

The Company also uses other sources of funds, including borrowings from the FHLB. The Company generally anticipates relying on deposits, purchases of federal funds and borrowings from the FHLB for its liquidity needs in 2026.

The Board of Directors requires management to implement and administer asset and liability management policies commensurate with Company's risk profile. Management carefully monitors the Company's liquidity risk, particularly with respect to volatile and large deposits. The Company has not encountered, and does not anticipate problems with meeting its liquidity needs.

OFF-BALANCE SHEET ARRANGEMENTS

The Company is a party to off-balance-sheet arrangements in the normal course of business to meet the financing needs of its customers. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet arrangements. Since some of the commitments and irrevocable letters of credit may expire without being drawn upon, the total amount does not necessarily represent future cash requirements. As discussed previously, the Company carefully monitors its liquidity needs and considers its cash requirements, especially for loan commitments, in making decisions on investments and obtaining funds from its other sources. Further information relating to off-balance-sheet instruments can be found in Note L to the Consolidated Financial Statements.

Peoples Financial Corporation and Subsidiaries
Consolidated Statements of Condition
(in thousands except share data)

December 31,	2025	2024
Assets		
Cash and due from banks	$ 19,581	$ 107,744
Available for sale securities, amortized cost of $323,240 at December 31, 2025; $345,867 at December 31, 2024	298,116	308,648
Held to maturity securities, fair value of $82,435 at December 31, 2025; $111,112 at December 31, 2024.	91,083	123,196
Less: Allowance for credit losses on held to maturity securities.	31	40
Held to maturity securities, net	91,052	123,156
Other investments	350	350
Federal Home Loan Bank Stock, at cost	1,170	608
Loans	263,706	233,576
Less: Allowance for credit losses	2,939	2,982
Loans, net	260,767	230,594
Bank premises and equipment, net of accumulated depreciation	17,387	18,712
Other real estate.	—	9
Accrued interest receivable.	3,060	3,516
Cash surrender value of life insurance.	22,546	22,026
Intangible asset	414	476
Other assets	12,678	16,010
Total assets	$ 727,121	$ 831,849
Liabilities and Shareholders' Equity		
Liabilities:		
Deposits:		
Demand, non-interest bearing	$ 172,909	$ 235,183
Savings and demand, interest bearing.	393,934	434,680
Time, $250,000 or more	13,591	20,563
Other time deposits	23,995	30,304
Total deposits	604,429	720,730
Advances from Federal Home Loan Bank	800	—
Employee and director benefit plans liabilities.	19,881	19,201
Other liabilities	1,344	1,917
Total liabilities	626,454	741,848
Shareholders' Equity:		
Common stock, $1 par value, 15,000,000 shares authorized, 4,617,466 shares issued and outstanding at December 31, 2025 and December 31, 2024	4,617	4,617
Surplus.	65,780	65,780
Undivided profits	58,740	56,491
Accumulated other comprehensive loss	(28,470)	(36,887)
Total shareholders' equity	100,667	90,001
Total liabilities and shareholders' equity	$ 727,121	$ 831,849

See Notes to Consolidated Financial Statements.

Peoples Financial Corporation and Subsidiaries
Consolidated Statements of Operations
(in thousands except per share data)

Years Ended December 31,	2025	2024	2023
Interest income:			
Interest and fees on loans	$ 14,862	$ 14,821	$ 12,945
Interest and dividends on securities:			
U. S. Treasuries	5,054	7,108	6,560
Mortgage-backed securities	1,605	2,397	3,621
Collateralized mortgage obligations	2,064	3,040	3,495
States and political subdivisions	3,663	3,808	4,278
Other investments	46	144	105
Interest on balances due from depository institutions	1,208	1,776	1,625
Total interest income	28,502	33,094	32,629
Interest expense:			
Deposits	7,834	7,637	5,746
Borrowings	313	2,006	409
Total interest expense	8,147	9,643	6,155
Net interest income	20,355	23,451	26,474
Provision for (reduction of) credit losses	3	(162)	(272)
Net interest income after provision for (reduction of) credit losses	20,352	23,613	26,746
Non-interest income:			
Trust department income and fees	2,501	2,482	2,352
Service charges on deposit accounts	3,169	3,178	3,239
Increase in cash surrender value of life insurance	558	532	485
Gain from death benefits from life insurance	133	—	—
Gain (loss) on sale of property, plant and equipment, net	—	9	30
Other income	795	813	788
Total non-interest income	7,156	7,014	6,894
Non-interest expense:			
Salaries and employee benefits	10,747	10,499	11,144
Net occupancy	2,280	2,185	2,087
Equipment rentals, depreciation and maintenance	2,943	3,003	2,774
Other expense	6,727	6,560	6,348
Total non-interest expense	22,697	22,247	22,353
Income before income taxes	4,811	8,380	11,287
Income tax (benefit) expense	900	(13,323)	2,121
Net income	$ 3,911	$ 21,703	$ 9,166
Basic and diluted earnings per share	$ 0.85	$ 4.66	$ 1.96
Dividends declared per share	$ 0.36	$ 0.44	$ 0.53

See Notes to Consolidated Financial Statements.

Peoples Financial Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

Years Ended December 31,	2025	2024	2023
Net income	$ 3,911	$ 21,703	$ 9,166
Other comprehensive income (loss):			
Net unrealized gain (loss) on available for sale securities, net of tax	9,077	1,875	8,042
Gain (loss) from unfunded post-retirement benefit obligation, net of tax	(660)	(29)	(357)
Total other comprehensive income (loss)	8,417	1,846	7,685
Total comprehensive income (loss)	$ 12,328	$ 23,549	$ 16,851

See Notes to Consolidated Financial Statements.

Peoples Financial Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
(in thousands except share and per share data)

	Number of Common Shares	Common Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2023	4,678,186	4,678	65,780	31,073	(46,418)	$ 55,113
Net income.............................	—	—	—	9,166	—	9,166
Cash dividend ($0.53 per share)...........	—	—	—	(2,473)	—	(2,473)
Other comprehensive income..............	—	—	—	—	7,685	7,685
Stock repurchase	(16,500)	(16)	—	(192)	—	(208)
Balance, December 31, 2023	4,661,686	4,662	65,780	37,574	(38,733)	69,283
Net income.............................	—	—	—	21,703	—	21,703
Cash dividend ($0.44 per share)...........	—	—	—	(2,039)	—	(2,039)
Other comprehensive loss.................	—	—	—	—	1,846	1,846
Stock repurchase	(44,220)	(45)	—	(747)	—	(792)
Balance, December 31, 2024	4,617,466	4,617	65,780	56,491	(36,887)	90,001
Net income.............................	—	—	—	3,911	—	3,911
Cash dividend ($0.36 per share)...........	—	—	—	(1,662)	—	(1,662)
Other comprehensive income..............	—	—	—	—	8,417	8,417
Balance, December 31, 2025	4,617,466	$ 4,617	$ 65,780	$ 58,740	$ (28,470)	$ 100,667

See Notes to Consolidated Financial Statements.

Peoples Financial Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

Years Ended December 31,	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 3,911	$ 21,703	$ 9,166
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	1,626	1,678	1,551
Provision for (reduction of) credit losses	3	(162)	(272)
Loss (gain) on sales of other real estate	1	—	97
Amortization of intangible asset	62	62	62
(Accretion) amortization of available for sale securities	(1,152)	(2,101)	(237)
Amortization (accretion) of held to maturity securities	503	563	(2,091)
(Gain) loss on sale or disposition of bank premises and equipment	—	(9)	(30)
Increase in cash surrender value of life insurance	(558)	(532)	(486)
Gain from death benefits from life insurance	(133)	—	—
Change in accrued interest receivable	456	4	(246)
Change in deferred tax expense (benefit)	61	(13,760)	(1,690)
Change in other assets	(398)	(1,009)	2,789
Change in employee and director benefit plan liabilities and other liabilities	121	(403)	438
Net cash provided by operating activities	4,503	6,034	9,051
Cash flows from investing activities:			
Proceeds from maturities, liquidation and calls of available for sale securities	141,690	198,497	54,123
Purchases of available for sale securities	(117,910)	(163,069)	(35,153)
Proceeds from maturities of held to maturity securities	31,619	27,172	209,307
Purchases of held to maturity securities	—	—	(162,970)
Purchases (redemptions) of Federal Home Loan Bank Stock	(562)	1,726	(159)
Proceeds from sales of other real estate	265	9	1,114
Loans, net change	(30,474)	4,703	(1,272)
Acquisition of bank premises and equipment	(302)	(977)	(2,537)
Proceeds from sale of bank premises and equipment	—	65	46
Investment in cash surrender value of life insurance	(107)	(119)	(121)
Proceeds from death benefits from life insurance	278	—	—
Net cash provided by investing activities	24,497	68,007	62,378
Cash flows from financing activities:			
Demand and savings deposits, net change	(103,020)	11,268	(86,067)
Time deposits, net change	(13,281)	20,972	(11,223)
Cash dividends paid	(1,662)	(2,039)	(2,473)
Stock repurchase	—	(792)	(208)
Borrowings from Federal Home Loan Bank	584,465	840,650	769,350
Repayments to Federal Home Loan Bank	(583,665)	(859,150)	(750,850)
Borrowings from Other Borrowings	196	—	—
Repayments to Other Borrowings	(196)	—	—
Net cash (used in) provided by financing activities	(117,163)	10,909	(81,471)
Net (decrease) increase in cash and cash equivalents	(88,163)	84,950	(10,042)
Cash and cash equivalents, beginning of period	107,744	22,794	32,836
Cash and cash equivalents, end of period	$ 19,581	$ 107,744	$ 22,794
Supplemental disclosures of noncash investing activities			
Transfer from loans to other real estate owned	$ 266	$ 18	$ 952

See Notes to Consolidated Financial Statements.

NOTE A – BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business of The Company

Peoples Financial Corporation (the "Company") is a one-bank holding company headquartered in Biloxi, Mississippi. Its two wholly owned subsidiaries are The Peoples Bank, Biloxi, Mississippi (the "Bank"), and PFC Service Corp. Its principal subsidiary is the Bank, which provides a full range of banking, financial and trust services to state, county and local government entities and individuals and small and commercial businesses operating in those portions of Mississippi, Louisiana and Alabama which are within a fifty-mile radius of the Waveland, Wiggins or Gautier branches, the Bank's three most outlying locations (the "trade area").

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Accounting

The Company and its subsidiaries recognize assets and liabilities, and income and expense, on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for credit losses and valuation allowances associated with the realization of deferred tax assets, which are based on future taxable income.

Segment Reporting

The Company is managed as a single operating segment on a consolidated basis. The Company determines its operating segments based on how the chief operating decision maker ("CODM") makes decisions regarding the allocation of resources and operational strategy, assesses performance, and manages the organization at a consolidated level. The Chief Executive Officer ("CEO"), is the CODM. The products and services from which this segment derives its revenues are described below in the discussion of revenue recognition.

Revenue Recognition

Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606),* prescribes the process related to the recognition of revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 excludes revenue streams relating to loans and investment securities, which are the major source of revenue for the Company, from its scope. Consistent with this guidance, the Company recognizes non-interest income within the scope of this guidance as services are transferred to its customers in an amount that reflects the consideration it expects to be entitled to in exchange for those services. Other types of revenue contracts, the income from which is included in non-interest income, that are within the scope of ASU 2014-09 are:

Trust department income and fees: A contract for fiduciary and/or investment administration services on personal trust accounts and corporate trust services. Personal trust fee income is determined as a percentage of assets under management and is recognized over the period the underlying trust is serviced. Corporate trust fee income is recognized over the period the Company provides service to the entity.

Service charges on deposit accounts: The deposit contract obligates the Company to serve as a custodian of the customer's deposited funds and is generally terminable at will by either party. The contract permits the customer to access the funds on deposit and request additional services for which the Company earns a fee, including NSF and analysis charges, related to the deposit account. Income for deposit accounts is recognized over the statement cycle period (typically on a monthly basis) or at the time the service is provided, if additional services are requested.

ATM fee income: A contract between the Company, as a card-issuing bank, and its customers whereby the Company receives a transaction fee from the merchant's bank whenever a customer uses a debit or credit card to make a purchase. These fees are earned as the service is provided (i.e., when the customer uses a debit or ATM card).

Other non-interest income: Other non-interest income includes several items, such as wire transfer income, check cashing fees, gain (loss) from sales of other real estate, the increase in cash surrender value of life insurance, rental income from bank properties and safe deposit box rental fees. This income is generally recognized at the time the service is provided and/or the income is earned.

New Accounting Pronouncements

Accounting Standards Update –In December 2025, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2025-11 ("ASU 2025-11"), *Interim Reporting (Topic 270): Narrow-Scope Improvements.* ASU 2025-11 clarifies the applicability, form and content of interim financial statements and disclosures and improves the navigability of the interim reporting guidance in ASC 270. The amendments introduce a disclosure principle requiring entities to disclose events or changes occurring since the end of the most recent annual reporting period that have a material effect on the entity, and they consolidate interim disclosure requirements from other Topics into ASC 270. ASU 2025-11 is effective for public business entities for interim reporting periods within annual periods beginning after December 15, 2027, and for all other entities one year later. Early adoption is permitted. Management has evaluated the impact of the adoption of this standard and determined there would be no material impact to the Company's consolidated financial position or results of operations.

Accounting Standards Update –In December 2025, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2025-10 ("ASU 2025-10"), *Government Grants (Topic 832) Accounting for Government Grants Received by Business Entities.* ASU 2025-10 establishes authoritative guidance under U.S. GAAP for the recognition, measurement, presentation, and disclosure of government grants received by business entities, an area previously addressed only through disclosure requirements and analogy to other accounting standards. The guidance is largely aligned with International Accounting Standard 20, Accounting for Government Grants and Disclosure of Government Assistance, with certain U.S. specific refinements. ASU 2025-10 is effective for public entities for annual periods beginning after December 15, 2028, and for all other entities one year later. Early adoption is permitted. Management has evaluated the impact of the adoption of this standard and determined there would be no material impact to the Company's consolidated financial position or results of operations.

Accounting Standards Update –In November 2025, the Financial Accounting Standards Board issued Accounting Standards Update 2025-09 ("ASU 2025-09"), *Derivatives and Hedging (Topic 815) Hedge Accounting Improvements.* ASU 2025-09 was issued by the ("FASB ") to clarify certain aspects of the guidance on hedge accounting and to address several incremental hedge accounting issues arising from the global reference rate reform initiative. The amendments in this Update improve generally accepted accounting principles ("GAAP") by expanding the hedged risks permitted to be aggregated in a group of individual forecasted transactions, thereby enabling entities to apply hedge accounting to potentially broader portfolios of forecasted transactions. Entities that aggregate larger groups of individual forecasted transactions in accordance with the amendments can achieve hedge accounting in a more efficient, cost-effective manner while reducing the risk of missed forecasts for highly effective economic hedges. Furthermore, the amendments improve operability and foster consistent application of the similar risk assessment. ASU 2025-09 will be effective for public entities in interim and annual periods for fiscal years beginning after December 15, 2026. Early adoption is permitted on any date on or after the issuance of this Update. Management has evaluated the impact of the adoption of this standard and determined there would be no material impact to the Company's consolidated financial position or results of operations.

Accounting Standards Update –In November 2025, the Financial Accounting Standards Board issued Accounting Standards Update 2025-08 ("ASU 2025-08"), *Purchased Loans (Topic 326)*. ASU 2025-08 updates the credit loss accounting model under Topic 326 by expanding the gross up approach—previously limited to Purchased Credit Deteriorated (PCD) assets—to a broader class of acquired loans called purchased seasoned loans (PSLs). Under the new guidance, entities recognize an allowance for expected credit losses at acquisition with a corresponding increase to the loan's amortized cost basis, eliminating the prior requirement to record a Day 1 credit loss expense for non PCD loans. This change addresses long-standing stakeholder concerns that the old dual model framework was overly complex, subjective, and created inconsistent and economically counterintuitive outcomes, particularly because expected losses were already embedded in fair value at acquisition. ASU 2025-08 will be effective for interim and annual periods for fiscal years beginning after December 15, 2026. Early adoption is permitted for entities that have not yet issued their financial statements. Management has evaluated the impact of the adoption of this standard and determined there would be no material impact to the Company's consolidated financial position or results of operations.

Accounting Standards Update –In September 2025, the Financial Accounting Standards Board issued Accounting Standards Update 2025-07 ("ASU 2025-07"), *Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606)*. ASU 2025-07 adds a scope exception from derivative accounting for contracts that are not exchange-traded and have underlying features based on the operations or activities specific to one of the parties involved. This aims to reduce complexity in evaluating whether certain contracts qualify as derivatives. The update also clarifies that the revenue guidance in Topic 606 applies to share-based noncash consideration received from customers for the transfer of goods or services. ASU 2025-07 will be effective for interim and annual periods for fiscal years beginning after December 15, 2026. Early adoption is permitted for entities that have not yet issued their financial statements. Management has evaluated the impact of the adoption of this standard and determined there would be no material impact to the Company's consolidated financial position or results of operations.

Accounting Standards Update –In September 2025, the Financial Accounting Standards Board issued Accounting Standards Update 2025-06 ("ASU 2025-06"), *Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40)*. ASU 2025-06 has the following key changes: 1. Modernization of Guidance: The update aims to modernize the accounting for software costs under Subtopic 350-40, reflecting the evolution of software development practices from traditional waterfall methods to more iterative and flexible agile methodologies. 2. Capitalization Criteria: The ASU clarifies the criteria for capitalizing software costs. Previously, costs could only be capitalized after completing the preliminary project stage. 3. Relocation of Website Development Costs: The guidance on website development costs has been relocated from Subtopic 350-50 to Subtopic 350-40, ensuring consistency in how these costs are treated alongside internal-use software. 4. Removal of Development Stages: The ASU removes references to discrete development stages, acknowledging that software development is often non-linear and iterative. The amendments in ASU 2025-06 are effective for annual reporting periods beginning after December 15, 2027, for all entities. Early adoption is permitted for entities that have not yet issued their financial statements. Management has evaluated the impact of the adoption of this standard and determined there would be no material impact to the Company's consolidated financial position or results of operations.

Accounting Standards Update –In July 2025, the Financial Accounting Standards Board issued Accounting Standards Update 2025-05 ("ASU 2025-05"), *Financial Instruments-Credit Losses (Topic 326) Measurement of Credit Losses for Accounts Receivable and Contract Assets*. ASU 2025-05 is intended to provide all entities with a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606 as follows: Practical expedient. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2026, including interim periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. Management has evaluated the impact of the adoption of this standard and determined there would be no material impact to the Company's consolidated financial position or results of operations.

Accounting Standards Update –In May 2025, the Financial Accounting Standards Board issued Accounting Standards Update 2025-04 ("ASU 2025-04"), *Compensation-Stock Compensation (Topic 718)* and *Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer.* ASU 2025-04 is intended to reduce diversity in practice and improve existing guidance, primarily by revising the definition of a "performance condition" and eliminating a forfeiture policy election for service conditions associated with share-based consideration payable to a customer. In addition, the ASU clarifies that the guidance in ASC 606 on the variable consideration constraint does not apply to share-based consideration payable to a customer "regardless of whether an award's grant date has occurred" (as determined under ASC 718). ASU 2025-04 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. Management has evaluated the impact of the adoption of this standard and determined there would be no material impact to the Company's consolidated financial position or results of operations.

Accounting Standards Update –In May 2025, the Financial Accounting Standards Board issued Accounting Standards Update 2025-03 ("ASU 2025-03"), *Business Combinations (Topic 805)* and *Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity.* ASU 2025-03 is intended to improve comparability between business combinations that involve VIEs and those that do not. Under ASU 2025-03 a reporting entity involved in a business combination effected primarily by the exchange of equity interests must consider the factors in ASC 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer regardless of whether the legal acquiree is a Variable Interest Entity. ASU 2025-03 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. Management has evaluated the impact of the adoption of this standard and determined there would be no material impact to the Company's consolidated financial position or results of operations.

Accounting Standards Update –In March 2025, the Financial Accounting Standards Board issued Accounting Standards Update 2025-02 ("ASU 2025-02"), *Liabilities (Topic 405)-Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122.* ASU 2025-02 amends the guidance in ASC 450-10-S99-1 to remove the text of SAB Topic 5.FF, Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for Its Platform Users. The change was made as a result of the release of SEC Staff Accounting Bulletin No. 122, which rescinded SAB Topic 5.FF. The update affects SEC registrants, makes amendments to the ("GAAP") generally accepted accounting principles taxonomy and is effective upon issuance. Management has evaluated the impact of the adoption of this standard and determined there is no material impact to the Company's consolidated financial position or results of operations.

Accounting Standards Update –In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update 2024-03 ("ASU 2024-03"), *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures* (Subtopic 220-40) and its amendments. ASU 2024-03 (Subtopic 220-40) will require public companies to disclose, in the notes to financial statements, specified information about certain costs and expenses at each interim and annual reporting period. The amendments in ASU 2024-03 are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. Management has evaluated the impact of the adoption of this standard and determined there would be no significant impact to the Company's consolidated financial position or results of operations.

Accounting Standards Update –In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update 2024-04 ("ASU 2024-04"), *Debt with Conversion and Other Options* (Subtopic 470-20). ASU 2024 04 (Subtopic 470-20) improves the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20. The amendments in the ASU clarify requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. Management has evaluated the impact of the adoption of this standard and determined there would be no material impact to the Company's consolidated financial position or results of operations.

New Accounting Standards Adopted

Accounting Standards Update –In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update 2023 09 ("ASU 2023 09"), *Income Taxes* (Topic 740): Improvements to Income Tax Disclosures. The amendments of ASU 2023 09 relate to the rate reconciliation and income taxes paid disclosures to improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The Company chose to adopt the prospective basis. Management has adopted this standard and included the additional disclosures in Note I.

Cash and Due from Banks

For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, balances due from banks, and federal funds sold, all of which mature within ninety days.

Securities

The classification of securities is determined by Management at the time of purchase. Securities are classified as held to maturity when the Company has the positive intent and ability to hold the security until maturity. Securities held to maturity are stated at amortized cost. Securities not classified as held to maturity are classified as available for sale and are stated at fair value. Unrealized gains and losses, net of tax, on these securities are recorded in shareholders' equity as accumulated other comprehensive income (loss). The amortized cost of available for sale securities and held to maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity, determined using the interest method. Such amortization and accretion is included in interest income on securities. The decline in value attributed to non-credit related factors is recognized in other comprehensive income (loss) for available for sale securities.

The CECL standard also requires an assessment of the Bank's held to maturity debt securities for expected credit losses and the available for sale debt securities for credit-related impairment. The Bank applies the practical expedient to exclude the accrued interest receivable balance of $718,000 and $1,032,000 as of December 31, 2025 and December 31, 2024 from the amortized cost basis of held to maturity debt securities. The allowance for credit losses on held to maturity debt securities is estimated on a collective or pool basis when similar risk characteristics exist; held to maturity debt securities that share similar risk characteristics are collectively assessed for credit losses. A separate contra valuation account is available to absorb losses on securities. The allowance for credit loss is limited to the amount by which the fair value is less than the amortized cost basis. The Bank evaluates credit impairment on available for sale debt securities at an individual security level. This evaluation is done for securities whose fair value is below amortized cost with a more than inconsequential risk of default and where the Bank has assessed the decline in fair value is significant enough to suggest a credit event occurred. Credit events are generally assessed based on adverse conditions specifically related to the security, an industry, or geographic area, changes in the financial condition of the issuer of the security, or in the case of an asset-backed debt security, changes in the financial condition of the underlying loan obligors. The allowance for credit losses for such securities is measured using a discounted cash flow methodology, through which management compares the present value of expected cash flows with the amortized cost basis of the security. The allowance for credit loss is limited to the amount by which the fair value is less than the amortized cost basis. If the Bank intends to sell the debt security, or more likely than not will be required to sell the security before recovery of its amortized cost basis, the security is charged down to fair value against the allowance for credit losses, with any incremental impairment reported in earnings.

Available-for-Sale Securities- Securities not classified as held-to-maturity are classified as available-for-sale and are stated at fair value. Unrealized gains and losses on these securities are recorded in shareholder's equity as accumulated other comprehensive income. Currently, all Treasury/Agency security purchases are being classified as available-for-sale. The Company evaluates credit impairment on available for sale debt securities at an individual security level. This evaluation is done for securities whose fair value is below amortized cost with a more than inconsequential risk of default and where the Company has assessed the decline in fair value is significant enough to suggest a credit event occurred. Credit events are generally assessed based on adverse conditions specifically related to the security, an industry, or geographic area, changes in the financial condition of the issuer of the security, or in the case of an asset-backed debt security, changes in the financial condition of the underlying loan obligors. The allowance for credit losses for such securities is measured using a discounted cash flow methodology, through which management compares the present value of expected cash flows with the amortized cost basis of the security. The allowance for credit loss is limited to the amount by which the fair value is less than the amortized cost basis. If the Company intends to sell the debt security, or more likely than not will be required to sell the security before recovery of its amortized cost basis, the security is charged down to fair value against the allowance for credit losses, with any incremental impairment reported in earnings. Accrued interest receivable is excluded from the amortized cost basis in measuring expected credit losses on the investment securities, and no allowance for credit losses is recorded on accrued interest receivable. The Company's current securities available for sale portfolio consists of U.S. Treasury securities, mortgage-backed securities, U.S. agency securities, and municipal bonds. The Company's securities available for sale, other than the municipal bonds, are considered treasuries, agencies, and instrumentalities of the U.S. government, which have a zero credit loss assumption. These securities have the full faith and credit backing of the U.S. government or one of its agencies. Municipal bonds available for sale do not fall under the zero credit loss assumption and are evaluated quarterly using the considerations mentioned above to determine whether there is a credit loss associated with a decline in fair value.

Other Investments

The Company is a shareholder of the First National Bankers Bankshares, Inc., a federally insured holding company for First National Bankers Bank, and as such owns an investment in its stock. The stock is bought from and sold to the First National Bankers Bankshares, Inc. based on its prevalent book value. The stock does not have a readily determinable fair value and is carried at cost and evaluated for impairment in accordance with GAAP.

Federal Home Loan Bank Stock

The Company is a member of the Federal Home Loan Bank of Dallas ("FHLB") and as such is required to maintain a minimum investment in its stock that varies with the level of FHLB advances outstanding. The stock is bought from and sold to the FHLB based on its $100 par value. The stock does not have a readily determinable fair value and as such is classified as restricted stock, carried at cost and evaluated for impairment in accordance with GAAP.

Loans

The loan portfolio consists of commercial and industrial and real estate loans within the Company's trade area that we have the intent and ability to hold for the foreseeable future or until maturity. The loan policy establishes guidelines relating to pricing; repayment terms; collateral standards including loan to value limits, appraisal and environmental standards; lending authority; lending limits and documentation requirements.

Loans are stated at the amount of unpaid principal, reduced by unearned income and the allowance for credit losses. Interest on loans is recognized on a daily basis over the terms of each loan based on the unpaid principal balance.

The Company places loans on a nonaccrual status when, in the opinion of Management, they possess sufficient uncertainty as to timely collection of interest or principal so as to preclude the recognition in reported earnings of some or all of the contractual interest. Accrued interest on loans classified as nonaccrual is reversed at the time the loans are placed on nonaccrual. Interest received on nonaccrual loans is applied against principal. Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Loans which become 90 days delinquent are reviewed relative to collectability. Unless such loans are in the process of terms revision to bring them to a current status or foreclosure or in the process of collection, these loans are placed on nonaccrual and, if deemed uncollectible, are charged off against the allowance for credit losses. That portion of a loan which is deemed uncollectible will be charged off against the allowance as a partial charge off.

The Company's loan portfolio segments and related credit risks as of December 31, 2025 and December 31, 2024 were as follows:

Real Estate Loans

Residential-Residential mortgage loans are susceptible to weakening general economic conditions, increases in unemployment rates, and declining real estate values.

Construction-Risks common to commercial construction loans are cost overruns, changes in market demand for property, inadequate long-term financing arrangements, and declines in real estate values. Residential construction loans are susceptible to those same risks as well as those associated with residential mortgage loans. Changes in market demand for property could lead to longer marketing times resulting in higher carrying costs, declining values, and higher interest rates.

Nonresidential-Risks common to this loan category include industry concentration and the inability to monitor the condition of collateral. Declines in general economic conditions and other events can cause cash flows to fall to levels insufficient to service debt, declines in real estate values, and lack of suitable alternative use for properties. These loans are also susceptible to declines in occupancy rates, business failure, and general economic conditions.

Commercial and Industrial-Risks common to this loan category include industry concentration and the practical limitations associated with monitoring the condition of the collateral which often consists of inventory, accounts receivable, and other non-real estate assets. Equipment and inventory obsolescence can also pose a risk. Declines in general economic conditions and other events can cause cash flows to fall to levels insufficient to service debt.

Other-Risks common to these loans include regulatory risks, unemployment, changes in local economic conditions, and the inability to monitor collateral consisting of personal property.

Allowance for credit losses on loans and leases and unfunded lending

On January 1, 2023 the Company adopted Accounting Standards Codification ("ASC") 326, "Financial Instruments-Credit Losses", more commonly referred to as CECL. Under CECL, the allowance for credit losses (ACL) is a valuation account, measured as the difference between the Company's amortized cost basis and the net amount expected to be collected on the financial assets (i.e., lifetime credit losses).

The CECL methodology described in FASB Accounting Standards Update (ASU) 2016-13, Financial Instruments—Credit Losses (Topic 326), applies to financial assets measured at amortized cost, and off-balance-sheet credit exposures (collectively, financial assets).

In general, the Company uses a broad range of data to estimate expected credit losses under CECL, including information about past events, current conditions, and reasonable and supportable forecasts relevant to assessing the collectability of the cash flows of financial assets.

CECL requires the Bank to measure expected credit losses on financial assets carried at amortized cost on a collective or pool basis when similar risk characteristics exist. The Bank has determined that Call Report categories will be utilized, and Management will maintain the option to further segment the portfolio if we deem it beneficial to the analysis.

Estimating an appropriate ACL involves a high degree of Management judgment. As such, it is Management's responsibility to record the Bank's best estimate of expected credit losses and provide it to the Board of Directors.

The analysis is prepared and reported to the Board of Directors on a quarterly basis. The option and decision to prepare the analysis more frequently will remain with Management.

Estimation Methods for Expected Credit Losses-Accounting Standards Codification ("ASC") 326, "Financial Instruments-Credit Losses," does not require the use of a specific loss estimation method for purposes of determining ACLs. Various methods may be used to estimate the expected collectability of financial assets, with those methods generally applied consistently over time. The same loss estimation method does not need to be applied to all financial assets. Loss-rate methods can involve a variety of approaches, and Management incorporates the open pool or snapshot method using various qualitative factor adjustments as management deems necessary and relevant to the Bank as of the reporting date.

These qualitative factor adjustments may increase or decrease management's estimate of expected credit losses.

Historical loss experience generally provides a quantitative starting point for Management's estimate of expected credit losses. Consistent with FASB ASU Topic 326, Management must consider relevant qualitative factors that may cause the CECL estimate of the financial asset portfolio as of the evaluation date to differ from the historical loss experience.

The analysis and methodology used for estimating the ACL includes two primary elements: a collective approach for pools of loans that have similar risk characteristics and a specific reserve analysis for credits individually evaluated for credit loss.

CECL also requires capturing estimated credit losses on unfunded commitments that meet certain criteria. Any allowance for credit losses on off balance sheet exposures is reported as an other liability on the Consolidated Statement of Condition and is increased or decreased via the provision for credit losses account on the Consolidated Statement of Operations.

The allowance for credit losses on off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur, which is based on a historical study and empirical data calculated by the Federal Deposits Insurance Corporation, and an estimate of expected credit losses on commitments expected to be funded over its estimated life. The allowance is classified on the Consolidated Statement of Condition within other liabilities.

The Bank reassesses the credit losses at each reporting period and records subsequent changes in the allowance for credit losses on loans, unfunded commitments and held to maturity debt securities with a corresponding adjustment recorded in the provision for credit loss expense.

One of the Company's critical accounting policies relates to its allowance for credit losses, which reflects the estimated losses resulting from the inability of its borrowers to make loan payments. The allowance for credit losses is established and maintained at an amount sufficient to absorb losses on loans. Credit losses arise not only from credit risk, but also from other risks inherent in the lending process including, but not limited to, collateral risk, operation risk, concentration risk and economic risk. As such, all related risks of lending are considered when assessing the adequacy of the allowance for credit losses.

Management believes that the allowance for credit losses is adequate and appropriate for all periods presented in these financial statements. All loan relationships with an outstanding balance of $50,000 or greater that are included in Management's loan watch list are individually reviewed for credit losses.

The fair value of the collateral for collateral-dependent loans is based on appraisals performed by third-party valuation specialists, comparable sales and other estimates of fair value obtained principally from independent sources such as the Multiple Listing Service or county tax assessment valuations, adjusted for estimated selling costs. Factors including the assumptions and techniques utilized by the appraiser, which could result in a downward adjustment to the collateral value estimates indicated in the appraisal, are considered by the Company.

Bank Premises and Equipment

Bank premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by the straight-line method based on the estimated useful lives of the related assets.

Other Real Estate

Other real estate ("ORE") includes real estate acquired through foreclosure or repossession. Each other real estate property is carried at fair value, less estimated costs to sell. Fair value is principally based on appraisals or other valuations performed by third-party valuation specialists. Any excess of the carrying value of the related loan over the fair value of the real estate or property at the date of foreclosure or repossession is charged against the ACL. Any expense incurred in connection with holding such real estate or property or resulting from any write-downs in value subsequent to foreclosure or repossession is included in non-interest expense. When the other real estate property or other nonreal estate property is sold, a gain or loss is recognized on the sale for the difference, if any, between the sales proceeds and the carrying amount of the property. If the fair value of the ORE, less estimated costs to sell at the time of foreclosure or repossession, decreases during the holding period, the ORE is written down with a charge to non-interest expense. Generally, ORE properties or nonreal estate properties are actively marketed for sale and Management is continuously monitoring these properties in order to minimize any losses.

Intangible Asset

Intangible asset represents the purchase price paid in the Company's acquisition of the Trustmark trust department book of business. The intangible asset is being amortized over 10 years and is evaluated for impairment at least annually.

Trust Department Income and Fees

Corporate trust fees are accounted for on an accrual basis and personal trust fees are billed and recorded on a monthly basis when collected.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carry forwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies. The Company currently evaluates income tax positions judged to be uncertain. A loss contingency reserve is accrued if it is probable that the tax position will be challenged, it is probable that the future resolution of the challenge will confirm that a loss has been incurred and the amount of such loss can be reasonably estimated.

Post-Retirement Benefit Plan

The Company accounts for its post-retirement benefit plan under Accounting Standards Codification ("Codification" or "ASC") Topic 715, Retirement Benefits ("ASC 715"). The under or over funded status of the Company's post-retirement benefit plan is recognized as a liability or asset in the consolidated statement of condition. Changes in the plan's funded status are reflected in other comprehensive income. Net actuarial gains and losses and adjustments to prior service costs that are not recorded as components of the net periodic benefit cost are charged to other comprehensive income.

Earnings Per Share

Basic and diluted earnings per share are computed on the basis of the weighted average number of common shares outstanding of 4,617,466 for 2025, 4,656,370 for 2024, and 4,675,067 for 2023. The Company has no potentially dilutive shares.

Accumulated Other Comprehensive Income (Loss)

At December 31, 2025, 2024 and 2023, accumulated other comprehensive income (loss) consisted of net unrealized gains (losses) on available for sale securities and over (under) funded liabilities related to the Company's post-retirement benefit plan.

Statements of Cash Flows

The Company has defined cash and cash equivalents to include cash and due from banks. The Company paid $8,174,887, $9,601,972, and $6,133,216 in 2025, 2024 and 2023, respectively, for interest on deposits and borrowings. Federal income tax payments of $495,000 and state income tax payments of $0 were paid in 2025. Income tax payments of $835,000 were paid in 2024. Income tax payments of $495,000 were paid in 2023. Loans transferred to other real estate amounted to $266,000, $18,000 and $952,000 in 2025, 2024 and 2023, respectively.

Fair Value Measurement

The Company reports certain assets and liabilities at their estimated fair value. These assets and liabilities are classified and disclosed in one of three categories based on the inputs used to develop the measurements. The categories establish a hierarchy for ranking the quality and reliability of the information used to determine fair value.

NOTE B – SECURITIES:

Effective January 1, 2023, in conjunction with the adoption of CECL, and again at December 31, 2024 and December 31, 2025, the Company evaluated credit impairment for individual securities available for sale whose fair value was below amortized cost with a more than inconsequential risk of default and where the Company had assessed the decline in fair value significant enough to suggest a credit event occurred. There were no securities that met the criteria of a credit loss event and therefore, no allowance for credit loss was recorded for either period. The Company also evaluated impairment for individual securities held to maturity and determined an allowance for credit loss should be established as of January 1, 2023. The total allowance for credit losses on held to maturity securities was $31,000 and $40,000 as of December 31, 2025 and December 31, 2024.

The amortized cost, fair value and allowance for credit losses related to securities at December 31, 2025 and December 31, 2024, are as follows (in thousands):

December 31, 2025	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale securities:				
U.S. Treasuries	$ 119,363	$ 74	$ (3,907)	$ 115,530
Mortgage-backed securities	42,656	134	(2,958)	39,832
Collateralized mortgage obligations	61,282	25	(3,478)	57,829
States and political subdivisions	99,939	—	(15,014)	84,925
Total available for sale securities	$ 323,240	$ 233	$ (25,357)	$ 298,116

There was no allowance for credit losses on available-for-sale securities as of December 31, 2025 and December 31, 2024.

December 31, 2025	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Allowance for Credit Losses	Net Carrying Amount
Held to maturity securities:						
U.S. Treasuries	$ 14,990	$ 10	$ (104)	$ 14,896	$ —	$ 14,990
States and political subdivisions	76,093	11	(8,565)	67,539	(31)	76,062
Total held to maturity securities	$ 91,083	$ 21	$ (8,669)	$ 82,435	$ (31)	$ 91,052

December 31, 2024	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale securities:				
U.S. Treasuries	$ 124,320	$ 150	$ (7,425)	$ 117,045
Mortgage-backed securities	46,845	35	(4,368)	42,512
Collateralized mortgage obligations	73,857	77	(5,070)	68,864
States and political subdivisions	100,845	—	(20,618)	80,227
Total available for sale securities	$ 345,867	$ 262	$ (37,481)	$ 308,648

December 31, 2024	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Allowance for Credit Losses	Net Carrying Amount
Held to maturity securities:						
U.S. Treasuries	$ 39,978	$ 20	$ (450)	$ 39,548	$ —	$ 39,978
States and political subdivisions	83,218	14	(11,668)	71,564	(40)	83,178
Total held to maturity securities	$ 123,196	$ 34	$ (12,118)	$ 111,112	$ (40)	$ 123,156

Management analyzed financial data on the state and political subdivision held-to-maturity securities. The securities that do not have ratings management assigned a rating based on ratings for similar municipalities. This evaluation is done for securities whose fair value is below amortized cost with a more than inconsequential risk of default and where the Company has assessed the decline in fair value is significant enough to suggest a credit event occurred. Credit events are generally assessed based on adverse conditions specifically related to the security, an industry, or geographic area, changes in the financial condition of the issuer of the security, or in the case of an asset-backed debt security, changes in the financial condition of the underlying loan obligors. Management utilized a model to calculate the potential reserve required on the specific securities. The approach utilizes many inputs including enhanced and underlying ratings, maturity, issuer type/subtype, NAICS code, origination date, refunding status as well as state and region. At the end of the year an analysis was performed, and management determined a decrease of the provision for credit losses on held to maturity securities was appropriate as of December 31, 2025.

The following table shows a rollforward of the allowance for credit losses on held-to-maturity securities for the years ended December 31, 2025 and December 31, 2024 (in thousands):

	State and political subdivisions
Balance, December 31, 2023	$ 30
Provision for credit losses	10
Charge-offs of securities	—
Recoveries	—
Balance, December 31, 2024	$ 40
Balance, December 31, 2024	$ 40
Provision for credit losses	(9)
Charge-offs of securities	—
Recoveries	—
Balance, December 31, 2025	$ 31

The Company monitors the credit quality of the debt securities held-to-maturity through the use of credit ratings. The Company monitors the credit ratings on a quarterly basis. The following table summarizes the amortized cost of debt securities held-to-maturity at December 31, 2025 and December 31, 2024, aggregated by credit quality indicators (in thousands):

	December 31, 2025	December 31, 2024
Aaa	$ —	$ 39,978
Aa1/Aa2/Aa3	44,503	33,961
A1/A2	3,131	3,164
Baa1/Baa2	1,000	1,000
Not rated	42,449	45,093
Total	$ 91,083	$ 123,196

At December 31, 2025, the Company had no securities held-to-maturity that were past due 30 days or more as to principal or interest payments. The Company had no securities held-to-maturity classified as nonaccrual for the year ended December 31, 2025.

The amortized cost and fair value of debt securities at December 31, 2025, (in thousands) by contractual maturity, are shown below. Expected maturities will differ from contractual maturity because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities and collateralized mortgage obligations are excluded from the contractual categories because the timing of principal repayments is dependent on underlying borrower prepayment patterns, which can cause actual maturities to differ materially from stated contractual maturities. As a result, contractual maturity information is not meaningful for these securities.

	Amortized Cost	Fair Value
Available for sale securities:		
Due in one year or less	$ 44,757	$ 44,829
Due after one year through five years	91,020	85,918
Due after five years through ten years	48,797	41,938
Due after ten years	34,728	27,770
Mortgage-backed securities	42,656	39,832
Collateralized mortgage obligations	61,282	57,829
Total	$ 323,240	$ 298,116
Held to maturity securities:		
Due in one year or less	$ 8,496	$ 8,495
Due after one year through five years	38,777	37,377
Due after five years through ten years	26,028	23,203
Due after ten years	17,782	13,360
Total	$ 91,083	$ 82,435

The Company evaluates securities available for sale for impairment when there has been a decline in fair value below the amortized cost basis of a security to determine whether there is a credit loss associated with the decline in fair value on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Due to the zero credit loss assumption and the considerations applied to the securities available for sale, no allowance for credit losses was recorded for securities available for sale as of December 31, 2025 or December 31, 2024. Also, as part of the Company's evaluation of its intent and ability to hold investments for a period of time sufficient to allow for any anticipated recovery in the market, the Company considers its investment strategy, cash flow needs, liquidity position, capital adequacy, and interest rate risk position. Management does not intend to sell these securities prior to recovery, and it is more likely than not that the Company will have the ability to hold them, primarily due to adequate liquidity, until each security has recovered its cost basis.

Available for sale securities with gross unrealized losses at December 31, 2025, aggregated by investment category and length of time that individual securities have been in a continuous loss position, are as follows (in thousands):

Available for Sale	Less Than Twelve Months		Over Twelve Months		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2025:						
U.S. Treasuries	$ 4,987	$ 2	$ 70,701	$ 3,905	$ 75,688	$ 3,907
Mortgage-backed securities	—	—	28,344	2,958	28,344	2,958
Collateralized mortgage obligations	12,182	29	34,811	3,449	46,993	3,478
States and political subdivisions	1,833	177	83,092	14,837	84,925	15,014
Total	$ 19,002	$ 208	$ 216,948	$ 25,149	$ 235,950	$ 25,357

Available for sale securities with gross unrealized losses at December 31, 2024, aggregated by investment category and length of time that individual securities have been in a continuous loss position, are as follows (in thousands):

Available for Sale	Less Than Twelve Months		Over Twelve Months		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2024:						
U.S. Treasuries	$ —	$ —	$ 81,991	$ 7,425	$ 81,991	$ 7,425
Mortgage-backed securities	3,993	20	36,388	4,348	40,381	4,368
Collateralized mortgage obligations	1,728	9	51,513	5,061	53,241	5,070
States and political subdivisions	—	—	80,087	20,618	80,087	20,618
Total	$ 5,721	$ 29	$ 249,979	$ 37,452	$ 255,700	$ 37,481

At December 31, 2025, 7 of the 15 Treasuries, 39 of the 46 mortgage-backed securities, 22 of the 27 collateralized mortgage obligations and 75 of the 75 securities issued by states and political subdivisions contained unrealized losses.

There were no sales of available for sale debt securities during 2025, 2024 or 2023.

Securities with a fair value of $262,193,802 and $311,774,135 at December 31, 2025 and 2024, respectively, were pledged to secure public deposits, federal funds purchased and other balances required by law.

NOTE C - LOANS:

The composition of the loan portfolio at December 31, 2025 and 2024 is as follows (in thousands):

December 31,	2025	2024
Real estate, residential.	$ 86,980	$ 78,952
Real estate, construction	24,990	17,016
Real estate, nonresidential	124,843	114,263
Commercial and industrial	17,077	13,381
Other.	9,816	9,964
Total	$ 263,706	$ 233,576

In the ordinary course of business, the Company's bank subsidiary extends loans to certain officers and directors and their personal business interests at, in the opinion of Management, the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans of similar credit risk with persons not related to the Company or its subsidiaries. These loans do not involve more than normal risk of collectability and do not include other unfavorable features. An analysis of the activity with respect to such loans to related parties is as follows (in thousands):

	2025	2024
Balance, January 1.	$ 6,668	$ 6,953
Change in directors/officers loans during the year	315	(226)
New loans and advances	861	828
Repayments	(678)	(887)
Balance, December 31	$ 7,166	$ 6,668

The age analysis of the loan portfolio, segregated by class of loans, as of December 31, 2025 and 2024 is as follows (in thousands):

	Number of Days Past Due		Greater Than 90	Total Past Due	Current	Total Loans	Loans Past Due Greater Than 90 Days and Still Accruing
	30 - 59	60 - 89					
December 31, 2025:							
Real estate, residential.	$ 398	$ 274	$ 17	$ 689	$ 86,291	$ 86,980	$ —
Real estate, construction	115	—	—	115	24,875	24,990	—
Real estate, nonresidential	104	188	—	292	124,551	124,843	—
Commercial and industrial	—	385	13	398	16,679	17,077	—
Other.	24	261	—	285	9,531	9,816	—
Total	$ 641	$ 1,108	$ 30	$ 1,779	$ 261,927	$ 263,706	$ —
December 31, 2024:							
Real estate, residential.	$ 410	$ 33	$ 337	$ 780	$ 78,172	$ 78,952	$ —
Real estate, construction	61	—	—	61	16,955	17,016	—
Real estate, nonresidential	749	—	—	749	113,514	114,263	—
Commercial and industrial	40	11	—	51	13,330	13,381	—
Other.	20	10	—	30	9,934	9,964	—
Total	$ 1,280	$ 54	$ 337	$ 1,671	$ 231,905	$ 233,576	$ —

The Company monitors the credit quality of its loan portfolio through the use of a loan grading system. A score of 1 – 5 is assigned to the loan based on factors including repayment ability, trends in net worth and/or financial condition of the borrower and guarantors, employment stability, management ability, loan to value fluctuations, the type and structure of the loan, conformity of the loan to bank policy and payment performance. Based on the total score, a loan grade of A, B, C, S, D, E or F is applied. A grade of A will generally be applied to loans for customers that are well known to the Company and that have excellent sources of repayment. A grade of B will generally be applied to loans for customers that have excellent sources of repayment which have no identifiable risk of collection. A grade of C will generally be applied to loans for customers that have adequate sources of repayment which have little identifiable risk of collection. A grade of S will generally be applied to loans for customers who meet the criteria for a grade of C but also warrant additional monitoring by placement on the watch list. A grade of D will generally be applied to loans for customers that are inadequately protected by current sound net worth, paying capacity of the borrower, or pledged collateral. Loans with a grade of D have unsatisfactory characteristics such as cash flow deficiencies, bankruptcy filing by the borrower or dependence on the sale of collateral for the primary source of repayment, causing more than acceptable levels of risk. Loans 60 to 89 days past due receive a grade of D. A grade of E will generally be applied to loans for customers with weaknesses inherent in the D classification and in which collection or liquidation in full is questionable. In addition, on a monthly basis the Company determines which loans are 90 days or more past due and assigns a grade of E to them.

A grade of F is applied to loans which are considered uncollectible and of such little value that their continuance in an active bank is not warranted. Loans with this grade are charged off, even though partial or full recovery may be possible in the future.

The following tables further disaggregates credit quality disclosures by amortized cost by class and vintage for term loans and by revolving and revolving converted to amortizing as of December 31, 2025 and December 31, 2024 (in thousands). The Company defines vintage as the later of origination, or restructure date.

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans	Revolving Loans Converted to Term Loans	Total
	2025	2024	2023	2022	2021	Prior			
December 31, 2025:									
Real Estate, Residential Loans:									
A, B, or C	$ 12,886	$ 10,060	$ 12,735	$ 12,435	$ 9,218	$ 21,004	$ 4,519	$ 2,982	$ 85,839
S	—	—	—	—	—	49	—	—	49
D	—	—	—	—	—	514	58	—	572
E	—	167	—	—	274	79	—	—	520
F	—	—	—	—	—	—	—	—	—
Total Real Estate Residential Loans	$ 12,886	$ 10,227	$ 12,735	$ 12,435	$ 9,492	$ 21,646	$ 4,577	$ 2,982	$ 86,980
Real Estate, Construction Loans:									
A, B, or C	$ 1,395	$ 2,662	$ 319	$ 1,309	$ 1,770	$ 3,382	$ 13,903	$ —	$ 24,740
S	—	—	—	—	—	—	—	—	—
D	—	—	117	—	—	133	—	—	250
E	—	—	—	—	—	—	—	—	—
F	—	—	—	—	—	—	—	—	—
Total Real Estate, Construction Loans	$ 1,395	$ 2,662	$ 436	$ 1,309	$ 1,770	$ 3,515	$ 13,903	$ —	$ 24,990
Real Estate, Nonresidential Loans:									
A, B, or C	$ 16,627	$ 2,518	$ 10,432	$ 19,922	$ 9,473	$ 41,933	$ 23,425	$ —	$ 124,330
S	—	—	—	—	—	48	—	—	48
D	—	—	—	—	—	465	—	—	465
E	—	—	—	—	—	—	—	—	—
F	—	—	—	—	—	—	—	—	—
Total Real Estate, Nonresidential Loans	$ 16,627	$ 2,518	$ 10,432	$ 19,922	$ 9,473	$ 42,446	$ 23,425	$ —	$ 124,843
Commercial and industrial									
A, B, or C	$ 2,169	$ 875	$ 323	$ 305	$ 2	$ 4,222	$ 9,168	$ —	$ 17,064
S	—	—	—	—	—	—	—	—	—
D	—	—	—	—	—	—	—	—	—
E	—	—	—	13	—	—	—	—	13
F	—	—	—	—	—	—	—	—	—
Total Commercial and Industrial Loans	$ 2,169	$ 875	$ 323	$ 318	$ 2	$ 4,222	$ 9,168	$ —	$ 17,077
Consumer/Other Loans									
A, B, or C	$ 4,102	$ 2,557	$ 1,780	$ 502	$ 236	$ 249	$ 383	$ —	$ 9,809
S	—	—	—	—	—	—	—	—	—
D	—	3	—	—	—	—	4	—	7
E	—	—	—	—	—	—	—	—	—
F	—	—	—	—	—	—	—	—	—
Total Consumer/Other Loans	$ 4,102	$ 2,560	$ 1,780	$ 502	$ 236	$ 249	$ 387	$ —	$ 9,816

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans	Revolving Loans Converted to Term Loans	Total
	2024	2023	2022	2021	2020	Prior			
December 31, 2024:									
Real Estate, Residential Loans:									
A, B, or C	$ 10,203	$ 11,135	$ 14,611	$ 10,386	$ 4,348	$ 19,348	$ 4,448	$ 3,537	$ 78,016
S	—	—	—	—	—	56	—	—	56
D	—	—	—	—	124	338	—	—	462
E	—	—	—	295	—	123	—	—	418
F	—	—	—	—	—	—	—	—	—
Total Real Estate Residential Loans	$ 10,203	$ 11,135	$ 14,611	$ 10,681	$ 4,472	$ 19,865	$ 4,448	$ 3,537	$ 78,952
Real Estate, Construction Loans:									
A, B, or C	$ 2,876	$ 425	$ 1,464	$ 1,916	$ 854	$ 2,701	$ 6,578	$ —	$ 16,814
S	—	—	—	—	—	—	—	—	—
D	—	121	—	—	81	—	—	—	202
E	—	—	—	—	—	—	—	—	—
F	—	—	—	—	—	—	—	—	—
Total Real Estate, Construction Loans	$ 2,876	$ 546	$ 1,464	$ 1,916	$ 935	$ 2,701	$ 6,578	$ —	$ 17,016
Real Estate, Nonresidential Loans:									
A, B, or C	$ 2,711	$ 11,191	$ 24,434	$ 10,290	$ 13,344	$ 34,096	$ 17,672	$ —	$ 113,738
S	—	—	—	—	—	62	—	—	62
D	—	—	—	—	—	463	—	—	463
E	—	—	—	—	—	—	—	—	—
F	—	—	—	—	—	—	—	—	—
Total Real Estate, Nonresidential Loans	$ 2,711	$ 11,191	$ 24,434	$ 10,290	$ 13,344	$ 34,621	$ 17,672	$ —	$ 114,263
Commercial and industrial									
A, B, or C	$ 1,187	$ 488	$ 524	$ 638	$ 167	$ 2,542	$ 7,813	$ —	$ 13,359
S	—	—	—	—	—	—	—	—	—
D	—	22	—	—	—	—	—	—	22
E	—	—	—	—	—	—	—	—	—
F	—	—	—	—	—	—	—	—	—
Total Commercial and Industrial Loans	$ 1,187	$ 510	$ 524	$ 638	$ 167	$ 2,542	$ 7,813	$ —	$ 13,381
Consumer/Other Loans									
A, B, or C	$ 4,725	$ 3,258	$ 804	$ 401	$ 262	$ 254	$ 254	$ —	$ 9,958
S	—	—	—	—	—	—	—	—	—
D	—	—	1	—	—	—	5	—	6
E	—	—	—	—	—	—	—	—	—
F	—	—	—	—	—	—	—	—	—
Total Consumer/Other Loans	$ 4,725	$ 3,258	$ 805	$ 401	$ 262	$ 254	$ 259	$ —	$ 9,964

The following table is a summary of the Company's nonaccrual loans by major categories for the periods indicated (in thousands):

	December 31, 2025		
	Nonaccrual Loans with No Allowance	Nonaccrual Loans with an Allowance	Total Nonaccrual Loans
Real estate, residential	$ 352	$ 168	$ 520
Commercial and industrial	—	13	13
Total	$ 352	$ 181	$ 533

	December 31, 2024		
	Nonaccrual Loans with No Allowance	Nonaccrual Loans with an Allowance	Total Nonaccrual Loans
Real estate, residential	$ 418	$ —	$ 418
Total	$ 418	$ —	$ 418

The Company recognized no interest income on nonaccrual loans during the years ended December 31, 2025 and December 31, 2024.

The following table represents the accrued interest receivables written off by reversing interest income during the years ended December 31, 2025 and December 31, 2024 (in thousands):

	December 31, 2025	December 31, 2024
Real estate, residential	$ 3	$ 3
Total loans	$ 3	$ 3

The Company designates individually evaluated loans on nonaccrual status as collateral-dependent loans, as well as other loans that management of the Company designates as having higher risk. Collateral-dependent loans are loans for which the repayment is expected to be provided substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty. These loans do not share common risk characteristics and are not included within the collectively evaluated loans for determining the allowance for credit losses. Under CECL, for collateral-dependent loans, the Company has adopted the practical expedient to measure the allowance for credit losses based on the fair value of collateral. The allowance for credit losses is calculated on an individual loan basis based on the shortfall between the fair value of the loan's collateral, which is adjusted for liquidation costs/discounts, and amortized cost. If the fair value of the collateral exceeds the amortized cost, no allowance is required.

The following table presents an analysis of collateral-dependent loans of the Company as of December 31, 2025 and December 31, 2024 (in thousands):

	December 31, 2025	December 31, 2024
Real estate, residential	$ 523	$ —
Commercial and industrial	13	424
Total loans	$ 536	$ 424

The following tables further disaggregates nonaccrual disclosures by amortized cost by class and vintage for term loans and by revolving and revolving converted to amortizing as of December 31, 2025 and December 31, 2024 (in thousands). The Company defines vintage as the later of origination or restructure date.

	Term Loans Amortized Cost Basis by Origination Year							Revolving Loans Converted to Term Loans	
	2025	2024	2023	2022	2021	Prior	Revolving Loans		Total
December 31, 2025:									
Real estate, residential	$ —	$ 167	$ —	$ —	$ 274	$ 79	$ —	$ —	$ 520
Real estate, construction	—	—	—	—	—	—	—	—	—
Real estate, nonresidential	—	—	—	—	—	—	—	—	—
Commercial and industrial	—	—	—	13	—	—	—	—	13
Consumer/Other	—	—	—	—	—	—	—	—	—
Total Loans on Nonaccrual	$ —	$ 167	$ —	$ 13	$ 274	$ 79	$ —	$ —	$ 533

	Term Loans Amortized Cost Basis by Origination Year							Revolving Loans Converted to Term Loans	
	2024	2023	2022	2021	2020	Prior	Revolving Loans		Total
December 31, 2024:									
Real estate, residential	$ —	$ —	$ —	$ 295	$ —	$ 123	$ —	$ —	$ 418
Real estate, construction	—	—	—	—	—	—	—	—	—
Real estate, nonresidential	—	—	—	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—	—	—	—
Consumer/Other	—	—	—	—	—	—	—	—	—
Total Loans on Nonaccrual	$ —	$ —	$ —	$ 295	$ —	$ 123	$ —	$ —	$ 418

The Company had no loan modifications as of December 31, 2025 and one loan modification made to borrowers experiencing financial difficulty as of December 31, 2024.

The following table shows the amortized cost basis as of December 31, 2024 of the loans modified to borrowers experiencing financial difficulty, disaggregated by class of loans and type of concession granted and describes the financial effect of the modifications made to borrowers experiencing financial difficulty (in thousands):

	Term Extension		
	December 31, 2024		
	Amortized Cost Basis	% of Total Loan Type	Financial Effect
Real estate, residential	$ 17	0.02 %	Added a weighted average 3 years to the life of loan, which reduced monthly payment amounts for the borrowers. Provided 3 month payment deferrals to borrowers through our standard deferral program. The 3 monthly payments were added to the end of the original loan terms of these.
Total	$ 17		

The Company closely monitors the performance of the loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table depicts the performance of loans that have been modified in the last 12 months (in thousands):

	Payment Status (Amortized Cost Basis)		
	December 31, 2024		
	Current	30-89 Days Past Due	90+ Days Past Due
Real estate, residential.	$ 17	$ —	$ —
Total	$ 17	$ —	$ —

The following tables show activity in the allowance for credit losses by portfolio class for the years ended December 31, 2025, 2024, and 2023 as well as the corresponding recorded investment in loans at the end of each period. Effective January 1, 2023, the Company adopted the provisions of ASC 326 (CECL) using a modified retrospective basis. The difference between the December 31, 2023 incurred allowance and the CECL allowance is reflected as a cumulative effect of change in accounting principle in the table below. For further discussion of the day one impact of the CECL adoption, refer to Note A.

The calculation of the allowance for credit losses under CECL is performed using two primary approaches: a collective approach for pools of loans that have similar risk characteristics using a loss rate analysis, and a specific reserve analysis for credits individually evaluated.

The following table summarizes the activity related to the allowance for credit losses for the year ended December 31, 2025 , 2024 and 2023 and the balances of loans and unfunded commitments, individually and collectively evaluated for credit losses, as of December 31, 2025, 2024 and 2023 are as follows (in thousands):

	Real Estate, Residential	Real Estate, Construction	Real Estate, Nonresidential	Commercial and Industrial	Other	Total
December 31, 2025						
Allowance for credit losses						
Beginning balance	$ 676	$ 135	$ 1,835	$ 92	$ 244	$ 2,982
Charge-offs	(7)	—	—	(22)	(183)	(212)
Recoveries	11	39	6	—	78	134
Net provision for loan losses	43	5	(61)	21	11	19
Transfer from unfunded lending commitments	36	4	(51)	17	10	16
Ending Balance	$ 759	$ 183	$ 1,729	$ 108	$ 160	$ 2,939
Reserve for unfunded lending commitments						
Beginning balance	$ 2	$ 23	$ 10	$ 12	$ 36	$ 83
Provision for losses on unfunded commitments	—	(4)	1	1	(5)	(7)
Transfer to provision for loan losses	—	(10)	1	2	(9)	(16)
Ending balance-reserve for unfunded commitments	$ 2	$ 9	$ 12	$ 15	$ 22	$ 60
Total allowance for credit losses	$ 761	$ 192	$ 1,741	$ 123	$ 182	$ 2,999
Allowance for credit losses						
Individually evaluated	$ 80	$ —	$ —	$ 13	$ 7	$ 100
Collectively evaluated	679	183	1,729	95	153	2,839
Total allowance for credit losses:	$ 759	$ 183	$ 1,729	$ 108	$ 160	$ 2,939
Reserve for unfunded lending commitments						
Individually evaluated	$ —	$ —	$ —	$ —	$ —	$ —
Collectively evaluated	2	9	12	15	22	60
Reserve for unfunded lending commitments:	$ 2	$ 9	$ 12	$ 15	$ 22	$ 60
Total allowance for credit losses, December 31, 2025	$ 761	$ 192	$ 1,741	$ 123	$ 182	$ 2,999
Loans, December 31, 2025						
Individually evaluated	$ 1,091	$ 250	$ 465	$ 13	$ 7	$ 1,826
Collectively evaluated	85,889	24,740	124,378	17,064	9,809	261,880
Total loans, December 31, 2025	$ 86,980	$ 24,990	$ 124,843	$ 17,077	$ 9,816	$ 263,706

	Real Estate, Residential	Real Estate, Construction	Real Estate, Nonresidential	Commercial and Industrial	Other	Total
December 31, 2024						
Allowance for credit losses						
Beginning balance	$ 971	$ 173	$ 1,807	$ 54	$ 219	$ 3,224
Charge-offs	(59)	—	—	—	(210)	(269)
Recoveries	57	39	6	—	125	227
Net provision for loan losses	(286)	(75)	21	37	108	(195)
Transfer to unfunded lending commitments	(7)	(2)	1	1	2	(5)
Ending Balance	$ 676	$ 135	$ 1,835	$ 92	$ 244	$ 2,982
Reserve for unfunded lending commitments						
Beginning balance	$ 2	$ 34	$ 5	$ 10	$ 4	$ 55
Provision for losses on unfunded commitments	—	(9)	4	2	26	23
Transfer from provision for loan losses	—	(2)	1	—	6	5
Ending balance-reserve for unfunded commitments	$ 2	$ 23	$ 10	$ 12	$ 36	$ 83
Total allowance for credit losses	$ 678	$ 158	$ 1,845	$ 104	$ 280	$ 3,065
Allowance for credit losses						
Individually evaluated	$ —	$ —	$ —	$ —	$ 4	$ 4
Collectively evaluated	676	135	1,835	92	240	2,978
Total allowance for credit losses:	$ 676	$ 135	$ 1,835	$ 92	$ 244	$ 2,982
Reserve for unfunded lending commitments						
Individually evaluated	$ —	$ —	$ —	$ —	$ —	$ —
Collectively evaluated	2	23	10	12	36	83
Reserve for unfunded lending commitments:	$ 2	$ 23	$ 10	$ 12	$ 36	$ 83
Total allowance for credit losses, December 31, 2024	$ 678	$ 158	$ 1,845	$ 104	$ 280	$ 3,065
Loans, December 31, 2024						
Individually evaluated	$ 879	$ 202	$ 463	$ 22	$ 5	$ 1,571
Collectively evaluated	78,073	16,814	113,800	13,359	9,959	232,005
Total loans, December 31, 2024	$ 78,952	$ 17,016	$ 114,263	$ 13,381	$ 9,964	$ 233,576

	Real Estate, Residential	Real Estate, Construction	Real Estate, Nonresidential	Commercial and Industrial	Other	Total
December 31, 2023						
Allowance for credit losses						
Beginning balance	$ 1,018	$ 392	$ 1,535	$ 143	$ 250	$ 3,338
Cumulative effect of change in accounting principle	396	(58)	(215)	(84)	(49)	(10)
Charge-offs	—	—	(270)	—	(197)	(467)
Recoveries	—	9	20	467	111	607
Net provision for loan losses	(443)	(170)	737	(472)	104	(244)
Ending Balance	$ 971	$ 173	$ 1,807	$ 54	$ 219	$ 3,224
Reserve for unfunded lending commitments						
Beginning balance	$ —	$ —	$ —	$ —	$ —	$ —
Cumulative effect of change in accounting principle	4	30	5	15	18	72
Provision for losses on unfunded commitments	(2)	4	—	(5)	(14)	(17)
Ending balance-reserve for unfunded commitments	$ 2	$ 34	$ 5	$ 10	$ 4	$ 55
Total allowance for credit losses	$ 973	$ 207	$ 1,812	$ 64	$ 223	$ 3,279
Allowance for credit losses						
Individually evaluated	$ 40	$ —	$ —	$ —	$ 21	$ 61
Collectively evaluated	931	173	1,807	54	198	3,163
Total allowance for credit losses:	$ 971	$ 173	$ 1,807	$ 54	$ 219	$ 3,224
Reserve for unfunded lending commitments						
Individually evaluated	$ —	$ —	$ —	$ —	$ —	$ —
Collectively evaluated	2	34	5	10	4	55
Reserve for unfunded lending commitments:	$ 2	$ 34	$ 5	$ 10	$ 4	$ 55
Total allowance for credit losses, December 31, 2023	$ 973	$ 207	$ 1,812	$ 64	$ 223	$ 3,279
Loans, December 31, 2023						
Individually evaluated	$ 958	$ 87	$ 98	$ —	$ 39	$ 1,182
Collectively evaluated	73,338	27,266	114,916	12,496	9,141	237,157
Total loans, December 31, 2023	74,296	27,353	115,014	12,496	9,180	238,339

The following table further disaggregates gross charge-off disclosures by amortized cost by credit quality indicator, class, and year of origination as of December 31, 2025, 2024 and 2023(in thousands). The Company defines vintage as the later of origination or restructure date.

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans	Revolving Loans Converted to Term Loans	Total
	2025	2024	2023	2022	2021	Prior			
December 31, 2025:									
Real estate, residential									
A,B, or C	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
S	—	—	—	—	—	—	—	—	—
D	—	—	—	—	—	—	—	—	—
E	—	—	—	—	—	7	—	—	7
F	—	—	—	—	—	—	—	—	—
Total Real estate, residential loans....	$ —	$ —	$ —	$ —	$ —	$ 7	$ —	$ —	$ 7
Commercial & Industrial									
A,B, or C	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
S	—	—	—	—	—	—	—	—	—
D	—	—	—	—	—	—	—	—	—
E	—	—	22	—	—	—	—	—	22
F	—	—	—	—	—	—	—	—	—
Total Consumer/Other Loans	$ —	$ —	$ 22	$ —	$ —	$ —	$ —	$ —	$ 22
Consumer/Other									
A,B, or C	$ 153	$ 6	$ 9	$ —	$ —	$ —	$ —	$ —	$ 168
S	—	—	—	—	—	—	—	—	—
D	—	12	—	—	—	—	—	—	12
E	—	3	—	—	—	—	—	—	3
F	—	—	—	—	—	—	—	—	—
Total Consumer/Other Loans	$ 153	$ 21	$ 9	$ —	$ —	$ —	$ —	$ —	$ 183
Total Gross Loan Chargeoffs:	$ 153	$ 21	$ 31	$ —	$ —	$ 7	$ —	$ —	$ 212

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans	Revolving Loans Converted to Term Loans	Total
	2024	2023	2022	2021	2020	Prior			
December 31, 2024:									
Real estate, residential	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
A,B, or C	—	—	—	—	—	—	—	—	—
S	—	—	—	—	—	—	—	—	—
D	—	—	—	—	—	—	—	—	—
E	—	—	—	—	—	59	—	—	59
F	—	—	—	—	—	—	—	—	—
Total Real estate, residential loans....	$ —	$ —	$ —	$ —	$ —	$ 59	$ —	$ —	$ 59
Consumer/Other									
A,B, or C	$ 156	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 156
S	—	6	—	—	—	—	—	—	6
D	—	10	—	—	—	8	—	—	18
E	—	7	20	—	—	3	—	—	30
F	—	—	—	—	—	—	—	—	—
Total Consumer/Other Loans	$ 156	$ 23	$ 20	$ —	$ —	$ 11	$ —	$ —	$ 210
Total Gross Loan Chargeoffs:	$ 156	$ 23	$ 20	$ —	$ —	$ 70	$ —	$ —	$ 269

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans	Revolving Loans Converted to Term Loans	Total
	2023	2022	2021	2020	2019	Prior			
December 31, 2023:									
Real estate, nonresidential	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
A,B, or C	—	—	—	—	—	—	—	—	—
S	—	—	—	—	—	—	—	—	—
D	—	—	—	—	—	—	—	—	—
E	—	—	—	—	—	270	—	—	270
F	—	—	—	—	—	—	—	—	—
Total Real estate, nonresidential loans	$ —	$ —	$ —	$ —	$ —	$ 270	$ —	$ —	$ 270
Consumer/Other									
A,B, or C	$ 188	$ 5	$ —	$ —	$ —	$ —	$ —	$ —	$ 193
S	—	—	—	—	—	—	—	—	—
D	—	—	—	—	—	—	—	—	—
E	—	—	—	4	—	—	—	—	4
F	—	—	—	—	—	—	—	—	—
Total Consumer/Other Loans	$ 188	$ 5	$ —	$ 4	$ —	$ —	$ —	$ —	$ 197
Total Gross Loan Chargeoffs:	$ 188	$ 5	$ —	$ 4	$ —	$ 270	$ —	$ —	$ 467

NOTE D - BANK PREMISES AND EQUIPMENT:

Bank premises and equipment are shown as follows (in thousands):

December 31,	Estimated Useful Lives (in years)	2025	2024
Land		$ 5,532	$ 5,515
Building	5 - 40	35,790	35,777
Furniture, fixtures and equipment	3 - 10	10,752	10,482
Construction-in-progress		3	—
Totals, at cost		52,077	51,774
Less: Accumulated depreciation		34,690	33,062
Totals		$ 17,387	$ 18,712

Depreciation and amortization related to bank premises and equipment charged to noninterest expense was approximately $1,626,000, $1,678,000 and $1,551,000 for the years ended December 31, 2025, 2024, 2023, respectively.

There were no sales or disposals for the year ended December 31, 2025. During the year ended December 31, 2024, the Bank sold one tract of land and one piece of equipment at a gain of $46,000, the Bank had disposals of equipment at a loss of $37,000. During the year ended December 31, 2023, the Bank sold one tract of land for a gain of approximately $30,000.

NOTE E – OTHER REAL ESTATE:

The Company's other real estate and equipment consisted of the following as of December 31, 2025 and 2024 (in thousands except number of properties):

December 31,	2025		2024	
	Number of Properties	Balance	Number of Properties	Balance
Construction, land development and other land and equipment	1	$ —	2	$ 9
Total	1	$ —	2	$ 9

NOTE F - DEPOSITS:

At December 31, 2025, the scheduled maturities of time deposits are as follows (in thousands):

2026	$	31,997
2027		3,435
2028		1,371
2029		200
2030		583
Total	$	37,586

Deposits held for related parties amounted to $7,676,294 and $7,119,035 at December 31, 2025 and 2024, respectively.

Overdrafts totaling $250,162 and $139,974 were reclassified as loans at December 31, 2025 and 2024, respectively.

NOTE G – FEDERAL FUNDS PURCHASED:

At December 31, 2025, the Company had facilities in place to purchase federal funds up to $28,000,000 under established credit arrangements.

NOTE H - BORROWINGS:

At December 31, 2025, the Company was able to borrow up to $9,428,177 from the Federal Reserve Bank Discount Window Primary Credit Program. The borrowing limit is based on the amount of collateral pledged, with certain loans from the Bank's portfolio serving as collateral. Borrowings bear interest at the primary credit rate, which is established periodically by the Federal Reserve Board, and have a maturity of one day. The primary credit rate was 3.75% at December 31, 2025. There was no outstanding balance at December 31, 2025 or 2024.

At December 31, 2025, the Company had $800,000 outstanding in advances under a $122,176,927 line of credit with the FHLB at a rate of 3.72% and a maturity date of January 2, 2026 which was renewed. At December 31, 2024, the Company had $116,383,248 in advances available under a line of credit with the FHLB, there were no outstanding advances. New advances may subsequently be obtained based on the liquidity needs of the bank subsidiary. Advances are collateralized by a blanket floating lien on the Company's residential first mortgage loans.

NOTE I - INCOME TAXES:

Deferred taxes (or deferred charges) as of December 31, 2025 and 2024, included in other assets, were as follows (in thousands):

December 31,	2025	2024
Deferred tax assets:		
Allowance for credit losses	$ 783	$ 782
Employee benefit plans' liabilities	4,028	4,029
Unrealized loss on available for sale securities, charged from equity	6,268	9,286
Loss on credit impairment of securities	423	423
Earned retiree health benefits plan liability	1,172	1,222
General business and AMT credits	17	1
State income tax net operating loss carryforward	771	930
Other	126	218
Valuation allowance	(423)	(423)
Deferred tax assets	13,165	16,468
Deferred tax liabilities:		
Unearned retiree health benefits plan asset	240	460
Bank premises and equipment	1,883	2,106
Deferred tax liabilities	2,123	2,566
Net deferred taxes	$ 11,042	$ 13,902

Income taxes consist of the following components (in thousands):

Years Ended December 31,	2025	2024	2023
Current:			
Federal	$ 839	$ 437	$ 410
State	—	—	—
Total current	839	437	410
Deferred:			
Federal	(77)	1,434	—
State	138	—	—
Change in valuation allowance	—	(15,194)	1,711
Total deferred	61	(13,760)	1,711
Totals	$ 900	$ (13,323)	$ 2,121

Income taxes amounted to less than the amounts computed by applying the U.S. Federal income tax rate of 21.0% for 2025, 2024 and 2023 to income before income taxes and State income tax rate of 3.95% for 2025. The reasons for these differences are shown below (in thousands):

	2025		2024		2023	
	Tax	Rate	Tax	Rate	Tax	Rate
Taxes computed at statutory rate	$ 1,010	21 %	$ 1,760	21 %	$ 2,370	21 %
Increase (decrease) resulting from:						
State income tax expense, net of federal effect	110	2	224	3	—	—
Tax-exempt interest income	(166)	(3)	(176)	(2)	(191)	(2)
Income from BOLI	(145)	(3)	(112)	(1)	(102)	(1)
Tefra disallowance	67	1	79	1	—	—
Federal tax credits	—	—	—	—	(1,416)	(12)
Other	24	—	96	1	(251)	(2)
Other changes in valuation allowance	—	—	(15,194)	(181)	1,711	15
Total income tax (benefit) expense	$ 900	18 %	$ (13,323)	(159)%	$ 2,121	19 %

During 2025, the Company recorded current and deferred income tax expense of $839,000 and $61,000, respectively or a net income tax expense of $900,000. During 2024, the Company recorded current and deferred income tax expense (benefit) of $437,000 and ($13,760,000), respectively or a net income tax benefit of ($13,323,000). During 2023, the Company recorded current and deferred income tax expense of $410,000 and $1,711,000, respectively or a net income tax expense of $2,121,000. The Company made $495,000 in federal income tax payments and paid no state taxes during the year ended December 31, 2025.

A valuation allowance is recognized against deferred tax assets when, based on the consideration of all available positive and negative evidence using a more likely than not criteria, it is determined that all or a portion of these tax benefits may not be realized. This assessment requires consideration of all sources of taxable income available to realize the deferred tax asset including taxable income in prior carry-back years, future reversals of existing temporary differences, tax planning strategies and future taxable income exclusive of reversing temporary differences and carryforwards.

The Company had a valuation allowance on federal and state deferred tax assets totaling $15,617,000 as of December 31, 2023. In the third quarter of 2024, the Company reassessed the valuation allowance based upon its projections of future sources of taxable income in accordance with applicable accounting guidance and determined it was appropriate to reverse substantially all the valuation allowance which resulted in a one-time discrete reduction to income tax expense of $15,194,000 in the third quarter of 2024. Income tax expense totaled $900,000 for the year ended December 31, 2025, at an effective tax rate of 18%. Excluding the discrete item, income tax expense for the year ended December 31, 2024, totaled $1,871,000 based upon the expected annual tax rate for 2024 of 22% compared to income tax expense of $2,121,000 for the year ended December 31, 2023, at an effective rate of 19%.

As of December 31, 2025, the net deferred tax asset was $11,042,000. As of December 31, 2024 the net deferred tax asset was $13,902,000.

The Company has reviewed its income tax positions and specifically considered the recognition and measurement requirements of the benefits recorded in its financial statements for tax positions taken or expected to be taken in its tax returns. The Company currently has no unrecognized tax benefits that, if recognized, would favorably affect the income tax rate in future periods.

NOTE J - SHAREHOLDERS' EQUITY:

Shareholders' equity of the Company includes the undistributed earnings of the bank subsidiary. Dividends to the Company's shareholders can generally be paid only from dividends paid to the Company by its bank subsidiary. Consequently, dividends are dependent upon the earnings, capital needs, regulatory policies and statutory limitations affecting the bank subsidiary. Dividends paid by the bank subsidiary are subject to the written approval of the Commissioner of Banking and Consumer Finance of the State of Mississippi and the Federal Deposit Insurance Corporation (the "FDIC"). At December 31, 2025, $52,938,848 of undistributed earnings of the bank subsidiary included in consolidated surplus and retained earnings was available for future distribution to the Company as dividends without regulatory approval.

On January 23, 2025, the Board approved the repurchase of up to $750,000 of the outstanding shares of the Company's common stock. There were no repurchases during the year ended December 31, 2025. The repurchase plan expired on December 31, 2025.

On April 24, 2024, the Board approved the repurchase of up to $1,000,000 of the outstanding shares of the Company's common stock. As a result of this repurchase plan, 44,220 shares have been repurchased for $747,000 and retired through December 31, 2025. The repurchase plan expired on December 31, 2025.

The Company and the bank subsidiary are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines must be met that involve quantitative measures of the assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification of the bank subsidiary and the Company are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

As of December 31, 2025, the most recent notification from the FDIC categorized the bank subsidiary as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the bank subsidiary must have a Total risk-based capital ratio of 10.00% or greater, a Common equity tier 1 capital ratio of 6.50% or greater, a Tier 1 risk-based capital ratio of 8.00% or greater and a Leverage capital ratio of 5.00% or greater. The Company must have a capital conservation buffer above these requirements of 2.50%. There are no conditions or events since that notification that Management believes have changed the bank subsidiary's category.

During the third quarter of 2023, the community bank leverage ratio (CBLR) framework was elected. The CBLR framework is an optional framework that is designed to reduce burden by removing the requirements for calculating and reporting risk-based capital ratios for qualifying community banking organizations that opt into the framework. The framework provides a simple measure of capital adequacy for qualifying community banking organizations, consistent with section 201 of the Economic Growth, Regulatory Relief and Consumer Protection Act.

Qualifying community banking organizations that elect to use the CBLR framework and that maintain a leverage ratio of greater than 9.00% are considered to have satisfied the risk-based and leverage capital requirements in the generally applicable capital rule. In addition, these institutions are considered to have met the well-capitalized ratio requirements for purposes of section 38 of the Federal Deposit Insurance Act.

The main components and requirements of the CBLR framework are as follows:

As of December 31, 2025, the bank subsidiary's community bank leverage ratio was 15.76%. As of December 31, 2024, the bank subsidiary's community bank leverage ratio was 13.95%. The leverage ratio requirement is maintaining a leverage ratio greater than 9.00%.

The components of accumulated other comprehensive income, net of tax, as of December 31, 2025 and 2024, are as follows:

December 31,	2025	2024
Beginning balance accumulated other comprehensive (loss) income	$ (36,887)	$ (38,733)
Net unrealized gain (loss) on available for sale securities, net of tax	9,077	1,875
(Loss) gain from unfunded post-retirement benefit obligation, net of tax	(660)	(29)
Ending balance accumulated other comprehensive (loss) income	$ (28,470)	$ (36,887)

NOTE K - OTHER INCOME AND EXPENSES:

Other income consisted of the following (in thousands):

Years Ended December 31,	2025	2024	2023
Other service charges, commissions and fees	$ 287	$ 299	$ 295
Rentals	470	479	461
Other	38	35	32
Totals	$ 795	$ 813	$ 788

Other expenses consisted of the following (in thousands):

Years Ended December 31,	2025	2024	2023
Advertising	$ 361	$ 401	$ 399
Data processing	1,380	1,243	1,273
FDIC and state banking assessments	391	403	479
Legal	154	437	446
Accounting	509	594	536
Other real estate	1	1	54
ATM expense	1,285	998	671
Trust expense	623	646	593
Other	2,023	1,837	1,897
Totals	$ 6,727	$ 6,560	$ 6,348

NOTE L - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and irrevocable letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of condition. The contract amounts of those instruments reflect the extent of involvement the bank subsidiary has in particular classes of financial instruments. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and irrevocable letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the agreement. Irrevocable letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Commitments and irrevocable letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments and irrevocable letters of credit may expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Company evaluated each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on Management's credit evaluation of the customer. Collateral obtained varies but may include equipment, real property and inventory.

The Company generally grants loans to customers in its trade area.

At December 31, 2025 and 2024, the Company had outstanding irrevocable letters of credit aggregating $133,000 and $133,000, respectively. At December 31, 2025 and 2024, the Company had outstanding unused loan commitments aggregating approximately $50,411,000 and $59,414,000 respectively. Approximately $32,474,000 and $33,184,000 of outstanding commitments were at fixed rates and the remainder were at variable rates at December 31, 2025 and 2024, respectively.

NOTE M - CONTINGENCIES:

The Bank is involved in various legal matters and claims which are being defended and handled in the ordinary course of business. None of these matters are expected, in the opinion of Management, to have a material adverse effect upon the financial position or results of operations of the Company.

Additionally, on June 30, 2023, Stilwell Activist Investments, L.P., issued a letter to the Company and each of the directors of the Company demanding that they immediately commence litigation on behalf of the Company for an alleged breach by the Company's Board of Directors of its fiduciary duties in allegedly failing to properly oversee and supervise Chevis and Tanner Swetman's management of the Company. At its July 2023 meeting, the Board of Directors of the Company established a Special Litigation Committee made up of three independent directors to investigate the allegations made in the letter. Rather than wait for the Special Litigation Committee to conclude its inquiry, Stilwell Activist Investments, L.P., filed on September 29,2023, a Complaint against the Company and Directors Chevis Swetman, Padrick D. Dennis, Jeffrey H. O'Keefe, Paige Reed Riley, Ronald Barnes, and George Sliman III, making the same allegations that appear in the demand letter. The Court stayed the lawsuit pending the Special Litigation Committee's inquiry. The Special Litigation Committee concluded that pursuing the claims is not in the Company's best interest, and on March 22, 2024, the Company filed a motion to dismiss. The motion to dismiss was heard by the Court on October 17, 2024, and denied, allowing limited discovery as to the reasonableness of the Special Litigation Committee's inquiry.

The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. Where it is probable that the Company will incur a loss and the amount of the loss can be reasonably estimated, the Company records a liability in its consolidated financial statements. These legal reserves may be increased or decreased to reflect any relevant developments on a quarterly basis. Where a loss is not probable or the amount of loss is not estimable, the Company does not accrue legal reserves. While the outcome of legal proceedings is inherently uncertain, based on information currently available and available insurance coverage, the Company's management believes that it has established appropriate legal reserves. If an accrual is not made, and there is at least a reasonable possibility that a loss or additional loss may have been incurred, the Company discloses the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Any incremental liabilities arising from pending legal proceedings are not expected to have a material adverse effect on the Company's consolidated financial position, consolidated results of operations, or consolidated cash flows. However, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company's consolidated financial position, consolidated results of operations, or consolidated cash flows.

As of the date of this filing, the Company believes the amount of losses associated with legal proceedings that it is reasonably possible to incur is not material.

NOTE N - CONDENSED PARENT COMPANY ONLY FINANCIAL INFORMATION:

Peoples Financial Corporation began its operations September 30, 1985, when it acquired all the outstanding stock of The Peoples Bank, Biloxi, Mississippi. A condensed summary of its financial information is shown below.

CONDENSED BALANCE SHEETS (IN THOUSANDS):

December 31,	2025	2024
Assets		
Investments in subsidiaries, at underlying equity:		
Bank subsidiary.	$ 99,939	$ 89,291
Cash in bank subsidiary	351	257
Other assets	377	453
Total assets	$ 100,667	$ 90,001
Liabilities and Shareholders' Equity:		
Other liabilities	—	—
Total liabilities.	$ —	$ —
Shareholders' equity	100,667	90,001
Total liabilities and shareholders' equity	$ 100,667	$ 90,001

CONDENSED STATEMENTS OF OPERATIONS (IN THOUSANDS):

Years Ended December 31,	2025	2024	2023
Income			
Distributed income of bank subsidiary	$ 1,964	$ 3,350	$ 3,268
Undistributed income of bank subsidiary	2,230	18,773	6,404
Other income	8	3	4
Total income.	4,202	22,126	9,676
Expenses			
Other.	291	423	510
Total expenses	291	423	510
Net income	$ 3,911	$ 21,703	$ 9,166

CONDENSED STATEMENTS OF CASH FLOWS (IN THOUSANDS):

Years Ended December 31,	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 3,911	$ 21,703	$ 9,166
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed (income) of subsidiaries	(2,231)	(18,773)	(6,404)
Change in other assets	76	(78)	(38)
Net cash provided by operating activities	1,756	2,852	2,724
Cash flows from investing activities:			
	—	—	—
Net cash provided by investing activities	—	—	—
Cash flows from financing activities:			
Stock repurchase	—	(792)	(208)
Dividends paid	(1,662)	(2,039)	(2,473)
Net cash used in financing activities	(1,662)	(2,831)	(2,681)
Net increase in cash	94	21	43
Cash, beginning of year	257	236	193
Cash, end of year	$ 351	$ 257	$ 236

NOTE O - EMPLOYEE AND DIRECTOR BENEFIT PLANS:

The Company sponsors the Peoples Financial Corporation Employee Stock Ownership Plan ("ESOP"). Employees who are in a position requiring at least 1,000 hours of service during a plan year and who are 21 years of age are eligible to participate in the ESOP. The Plan included 401(k) provisions and the former Gulf National Bank Profit Sharing Plan. Effective January 1, 2001, the ESOP was amended to separate the 401(k) funds into the Peoples Financial Corporation 401(k) Profit Sharing Plan. The separation had no impact on the eligibility or benefits provided to participants of either plan. The 401(k) provides for a matching contribution of 75% of the amounts contributed by the employee (up to 6% of compensation). Contributions are determined by the Board of Directors and may be paid either in cash or Peoples Financial Corporation common stock. Total contributions to the plans charged to operating expense were $281,000 for 2025, $265,000 for 2024, and $274,000 for 2023.

The ESOP was frozen effective January 1, 2019. The ESOP held 187,063, 210,947 and 216,010 allocated shares at December 31, 2025, 2024 and 2023, respectively.

The Company established an Executive Supplemental Income Plan and a Directors' Deferred Income Plan, which provide for pre-retirement and post-retirement benefits to certain key executives and directors. Benefits under the Executive Supplemental Income Plan are based upon the position and salary of the officer at retirement or death. Normal retirement benefits under the plan are equal to 67% of salary for the president and chief executive officer, 58% of salary for the executive vice president and 50% of salary for all other executive officers and are payable monthly over a period of fifteen years. Under the Directors' Deferred Income Plan, the directors are given an opportunity to defer receipt of their annual directors' fees until retirement from the board. For those who choose to participate, benefits are payable monthly for ten years beginning the first day of the month following the director's normal retirement date. The normal retirement date is the later of the normal retirement age (65) or separation of service. Through December 31, 2021, interest on deferred fees accrued at an annual rate of 10%, compounded annually. Also through December 31, 2021, after payments commenced, interest accrued at an annual rate of 7.50%, compounded monthly. The Board amended the plan on November 23, 2021, providing that, effective January 1, 2022, on a prospective basis, interest on deferred fees shall accrue at an annual rate equal to the Chase Manhattan Bank Prime Rate as of December 31st of each year, compounded annually, before payments commence under the plan, and that after payments have commenced, interest will accrue on the account balance at an annual fixed rate equal to Chase Manhattan Bank Prime Rate as of the Director's separation from service, compounded monthly. The Company has acquired insurance policies, with the bank subsidiary as owner and beneficiary, which it may use as a source to pay potential benefits to the plan participants. These contracts are carried at their cash surrender value, which amounted to $19,323,618 and $18,862,950 at December 31, 2025 and 2024, respectively. The present value of accumulated benefits under these plans, using an interest rate of 5.00% at December 31, 2025 and 2024, respectively, and the interest ramp-up method has been accrued. The accrual amounted to $14,319,955 and $14,329,854 at December 31, 2025 and 2024, respectively, and is included in Employee and director benefit plans liabilities.

The Company also has additional plans for post-retirement benefits for certain key executives. The Company has acquired insurance policies, with the bank subsidiary as owner and beneficiary, which it may use as a source to pay potential benefits to the plan participants. These contracts are carried at their cash surrender value, which amounted to $3,357,078 and $3,304,283 at December 31, 2025 and 2024, respectively. The present value of accumulated benefits under these plans using an interest rate of 5.00% at December 31, 2025 and 2024, respectively, and the projected unit cost method has been accrued. The accrual amounted to $1,481,461 and $1,484,904 at December 31, 2025 and 2024, respectively, and is included in Employee and director benefit plans liabilities.

Additionally, there are two endorsement split dollar policies, with the bank subsidiary as owner and beneficiary, which provide a guaranteed death benefit to the participants' beneficiaries. These contracts are carried at their cash surrender value, which amounted to $341,800 and $338,527 at December 31, 2025 and 2024, respectively. The present value of accumulated benefits under these plans using an interest rate of 5.00% at December 31, 2025 and 2024, respectively, and the projected unit cost method has been accrued. The accrual amounted to $117,881 and $114,871 at December 31, 2025 and 2024, respectively, and is included in Employee and director benefit plans liabilities.

The Company has additional plans for post-retirement benefits for directors. The Company has acquired insurance policies, with the bank subsidiary as owner and beneficiary, which it may use as a source to pay potential benefits to the plan participants. These contracts are carried at their cash surrender value, which amounted to $207,017 and $197,771 at December 31, 2025 and 2024, respectively. The present value of accumulated benefits under these plans using an interest rate of 5.00% at December 31, 2025 and 2024, respectively, and the projected unit cost method has been accrued. The accrual amounted to $226,455 and $217,422 at December 31, 2025 and 2024, respectively, and is included in Employee and director benefit plans liabilities.

The Company provides post-retirement health insurance to certain of its retired employees. Employees are eligible to participate in the retiree health plan if they retire from active service no earlier than age 60. In addition, the employee must have at least 25 continuous years of service with the Company immediately preceding retirement. However, any active employee who was at least age 65 as of January 1, 1995, does not have to meet the 25 years of service requirement. The Company reserves the right to modify, reduce or eliminate these health benefits. The Company has chosen to not offer this post-retirement benefit to individuals entering the employment of the Company after December 31, 2006. Employees who are eligible and enroll in the bank subsidiary's group medical and dental health care plans upon their retirement must enroll in Medicare Parts A, B and D when first eligible upon their retirement from the bank subsidiary. This results in the bank subsidiary's programs being secondary insurance coverage for retired employees and any dependent(s), if applicable, while Medicare Parts A and B will be their primary coverage, and Medicare Part D will be the sole and exclusive prescription drug benefit plan for retired employees.

The net postretirement benefit cost was as follows (in thousands):

For the Year Ended December 31,	2025	2024
Net Postretirement Benefit Cost	$ (86)	$ (159)

The accumulated postretirement benefit obligation and the balance in accumulated other comprehensive income was as follows (in thousands):

December 31,	2025	2024
Accumulated Postretirement Benefit Obligation	$ 3,735	$ 3,054
Fair Value of Plan Assets	—	—
Unfunded Status	$ 3,735	$ 3,054
Balance in Accumulated Other Comprehensive Income	$ 963	$ 1,843

Amounts recognized in Accumulated Other Comprehensive Income were as follows (in thousands):

For the Year Ended December 31,	2025	2024
Net Gain	$ 963	$ 1,684
Prior Service Credit	—	159
Total	$ 963	$ 1,843

The prior service credit and net gain that will be recognized in accumulated other comprehensive income during 2026 is $307,165.

The following is a summary of the actuarial assumptions used to determine the accumulated postretirement benefit obligation:

December 31,	2025	2024
Equivalent APBO Single Discount Rate	5.50 %	5.60 %
Rate of Increase in Future Compensation Levels	N/A	N/A
Current Pre 65 Health Care Trend Rate	8.27 %	8.65 %
Current Post 64 Health Care Trend Rate-Non Grandfathered	6.56 %	5.68 %
Current Post 64 Health Care Trend Rate-Grandfathered	8.42 %	7.98 %
Ultimate Health Care Trend Rate	4.50 %	4.59 %
Year Ultimate Trend Rate Reached	2044	2042

The following is a summary of the assumptions used to determine the net postretirement benefit cost:

January 1,	2025	2024
Equivalent APBO Single Discount Rate	5.60 %	5.00 %
Rate of Increase in Future Compensation Levels	N/A	N/A
Current Pre 65 Health Care Trend Rate	8.65 %	8.35 %
Current Post 64 Health Care Trend Rate-Non Grandfathered	5.68 %	5.38 %
Current Post 64 Health Care Trend Rate-Grandfathered	7.98 %	7.23 %
Ultimate Health Care Trend Rate	4.59 %	4.59 %
Year Ultimate Trend Rate Reached	2042	2042

The following is a reconciliation of the accumulated postretirement benefit obligation, which is included in employee and director benefit plans liabilities (in thousands):

Reconciliation of Funded Status	Accumulated Postretirement Benefit Obligation	Fair Value of Plan Assets	Funded Status
December 31, 2024:	$ (3,054)	$ —	$ (3,054)
Service cost	(45)	—	(45)
Interest cost	(176)	—	(176)
Gains/(Losses)	(572)	—	(572)
Benefits paid	195	(195)	—
Participant contributions	(83)	83	—
Employer Contributions	—	112	112
December 31, 2025	$ (3,735)	$ —	$ (3,735)

The following is a reconciliation of the accumulated other comprehensive income (in thousands):

	Net Gain/Loss	Prior Service Cost/(Credit)	Accumulated Other Comprehensive Income
December 31, 2024:	$ (1,684)	$ (159)	$ (1,843)
Amortization payment	149	159	308
Liability (Gain)/Loss	572	—	572
December 31, 2025	$ (963)	$ —	$ (963)

The source of the liability gain/(loss) is based upon demographic experience during 2024, claims and retiree contributions, medical trend assumptions, and the change in the discount rate from 5.60% to 5.50%.

The following table displays the benefits expected to be paid from the plan during each of the next five fiscal years, and in aggregate for the five fiscal years thereafter (in thousands):

Fiscal 2026	$ 315
Fiscal 2027	325
Fiscal 2028	270
Fiscal 2029	286
Fiscal 2030	304
Fiscal 2031-2035	$ 1,220

NOTE P - FAIR VALUE MEASUREMENTS AND DISCLOSURES:

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Available for sale securities are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record other assets at fair value on a non-recurring basis, such as impaired loans, ORE and intangible assets. These non-recurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets. Additionally, the Company is required to disclose, but not record, the fair value of other financial instruments.

Fair Value Hierarchy

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuation is based upon quoted market prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used to determine the fair value of financial assets and liabilities.

Cash and Due from Banks

The carrying amount shown as cash and due from banks approximates fair value.

Investments

The fair value of available for sale securities and held to maturity securities is based on quoted market prices. The Company's available for sale and held to maturity securities are reported at their amortized cost, and their estimated fair value, which is determined utilizing several sources, is disclosed in the financial statements and footnotes. The primary source is ICE Data Pricing and Reference Data, LLC ("ICE") which purchased Interactive Data Corporation ("IDC") but kept the IDC methodologies. Those methodologies include utilizing pricing models that vary based on asset class and include available trade, bid and other market information and whose methodology includes broker quotes, proprietary models and vast descriptive databases. Another source for determining fair value is matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark securities. The Company's available for sale securities and held to maturity securities for which fair value is determined through the use of such pricing models and matrix pricing are classified as Level 2 assets.

Loans

The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings for the remaining maturities. The cash flows considered in computing the fair value of such loans are segmented into categories relating to the nature of the contract and collateral based on contractual principal maturities. Appropriate adjustments are made to reflect probable credit losses. Cash flows have not been adjusted for such factors as prepayment risk or the effect of the maturity of balloon notes. The fair value of floating rate loans is estimated to be its carrying value. At each reporting period, the Company determines which loans are collateral dependent. Accordingly, the Company's collateral dependent loans are reported at their estimated fair value on a non-recurring basis. An allowance for each loan, which are generally collateral-dependent, is calculated based on the fair value of its collateral. The fair value of the collateral is based on appraisals performed by third-party valuation specialists. Factors including the assumptions and techniques utilized by the appraiser are considered by Management. If the recorded investment in the collateral dependent loan exceeds the measure of fair value of the collateral, a valuation allowance is recorded as a component of the allowance for credit losses. Collateral dependent loans are non-recurring Level 3 assets.

Other Real Estate

In the course of lending operations, Management may determine that it is necessary to foreclose on the related collateral. Other real estate acquired through foreclosure is carried at fair value, less estimated costs to sell. The fair value of the collateral is based on appraisals performed by third-party valuation specialists or internally prepared valuations. Other real estate is a non-recurring Level 3 asset.

Deposits

The fair value of non-interest bearing demand and interest bearing savings and demand deposits is the amount reported in the financial statements. The fair value of time deposits is estimated by discounting the cash flows using current rates of time deposits with similar remaining maturities. The cash flows considered in computing the fair value of such deposits are based on contractual maturities for automatic renewal at current interest rates, Non-interest deposits are non-recurring Level 1 liabilities, while interest bearing deposits are classified as Level 3 liabilities.

Borrowings from Federal Home Loan Bank The fair value of non-interest bearing demand and interest bearing savings and demand deposits is the amount reported in the financial statements. The fair value of time deposits is estimated by discounting the cash flows using current rates of time deposits with similar remaining maturities. The cash flows considered in computing the fair value of such deposits are based on contractual maturities for automatic renewal at current interest rates unless the bank plans to purposely reduce time deposit balances as they mature. Non-interest deposits are non-recurring Level 1 liabilities, while interest bearing deposits are classified as Level 3 liabilities.

The fair value of Federal Home Loan Bank ("FHLB") fixed rate borrowings is estimated using discounted cash flows based on current incremental borrowing rates for similar types of borrowing arrangements. The fair value of FHLB variable rate borrowings is estimated to be its carrying value. Borrowings from Federal Home Loan Bank are classified as Level 2 liabilities.

The balances of available for sale securities, which are the only assets measured at fair value on a recurring basis, by level within the fair value hierarchy and by investment type, as of December 31, 2025 and 2024, were as follows (in thousands):

| | Total | Fair Value Measurements Using | | |
		Level 1	Level 2	Level 3
December 31, 2025:				
U.S. Treasuries	$ 115,530	$ —	$ 115,530	$ —
Mortgage-backed securities	39,832	—	39,832	—
Collateralized mortgage obligations	57,829	—	57,829	—
States and political subdivisions	84,925	—	84,925	—
Total	$ 298,116	$ —	$ 298,116	$ —
December 31, 2024:				
U.S. Treasuries	$ 117,045	$ —	$ 117,045	$ —
Mortgage-backed securities	42,512	—	42,512	—
Collateralized mortgage obligations	68,864	—	68,864	—
States and political subdivisions	80,227	—	80,227	—
Total	$ 308,648	$ —	$ 308,648	$ —

Collateral dependent loans, which are measured at fair value on a non-recurring basis, by level within the fair value hierarchy as of December 31, 2025 and 2024 were as follows (in thousands):

| December 31: | Total | Fair Value Measurements Using | | |
		Level 1	Level 2	Level 3
2025	$ —	$ —	$ —	$ —
2024	$ —	$ —	$ —	$ —

Other real estate, which is measured at fair value on a non-recurring basis, by level within the fair value hierarchy as of December 31, 2025 and 2024 are as follows (in thousands):

| December 31: | Total | Fair Value Measurements Using | | |
		Level 1	Level 2	Level 3
2025	$ —	$ —	$ —	$ —
2024	$ 9	$ —	$ —	$ 9

The following table presents a summary of changes in the fair value of other real estate which is measured using Level 3 inputs (in thousands):

	2025	2024
Balance, beginning of year	$ 9	$ —
Loans transferred to ORE	266	18
Sales	(266)	(9)
Write-downs	—	—
Chargeoffs	(9)	—
Balance, end of year	$ —	$ 9

The carrying value and estimated fair value of financial instruments, by level within the fair value hierarchy, at December 31, 2025 and 2024 are as follows (in thousands):

	Carrying Amount	Fair Value Measurements Using			Total
		Level 1	Level 2	Level 3	
December 31, 2025:					
Financial Assets:					
Cash and due from banks	$ 19,581	$ 19,581	$ —	$ —	$ 19,581
Available for sale securities	298,116	—	298,116	—	298,116
Held to maturity securities, net	91,052	—	82,435	—	82,435
Loans, net	260,767	—	—	259,500	259,500
Financial Liabilities:					
Deposits:					
Non-interest bearing	172,909	172,909	—	—	172,909
Interest bearing	393,934	—	—	358,151	358,151
Time deposits	37,586	—	—	37,128	37,128
Borrowings Federal Home Loan Bank					
Bank	800	—	800	—	800

	Carrying Amount	Fair Value Measurements Using			Total
		Level 1	Level 2	Level 3	
December 31, 2024:					
Financial Assets:					
Cash and due from banks	$ 107,744	$ 107,744	$ —	$ —	$ 107,744
Available for sale securities	308,648	—	308,648	—	308,648
Held to maturity securities, net	123,156	—	111,112	—	111,112
Loans, net	230,594	—	—	225,422	225,422
Financial Liabilities:					
Deposits:					
Non-interest bearing	235,183	235,183	—	—	235,183
Interest bearing	434,680	—	—	377,233	377,233
Time deposits	50,867	—	—	50,212	50,212

NOTE Q: SEGMENT REPORTING

The Company is engaged in a single line of business as a financial institution, which provides a full range of banking, financial and trust services to state, county and local government entities and individuals and small and commercial businesses. The Company has identified its President and Chief Executive Officer as the chief operating decision maker ("CODM"), who uses consolidated net income (see Consolidated Statements of Operation) to determine how resources should be allocated and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies described in Note A. The Company's most significant reported source of income and expense are interest income and interest expense (see Consolidated Statements of Operations). The remaining significant segment income and expenses are described in the Consolidated Statements of Operations and in Note K of these financial statements.

NOTE R: SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through the time of the filing of its Annual Report on Form 10K.



EisnerAmper LLP
8550 United Plaza Blvd.
Suite 1001
Baton Rouge, LA 70809
T 225.922.4600
F 225.922.4611
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Peoples Financial Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of condition of Peoples Financial Corporation and Subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses

The Company's loan portfolio totaled $264 million as of December 31, 2025, and the allowance for credit losses on loans was $2.94 million. The Company's unfunded loan commitments totaled $50.4 million, with an allowance for credit loss of $60,000. These amounts are included in the allowance for credit losses ("ACL"). As more fully described in Notes A and C to the Company's consolidated financial statements, the Company estimates its exposure to expected credit losses as of the statement of condition date, for existing financial instruments held at amortized cost, and off-balance sheet exposures, such as unfunded loan commitments, letters of credit and other financial guarantees that are not unconditionally cancellable by the Company. The Company measures expected credit losses of financial assets on a collective (pool) basis when the financial assets share similar risk characteristics.

We identified the valuation of the ACL as a critical audit matter as the determination of the ACL requires management to exercise significant judgment and could have a material impact on the Company's financial statements. Management must consider numerous subjective factors, including determining qualitative factors used to adjust the calculated allowance for credit losses, loan credit risk grading and identifying loans requiring individual evaluation among others. As disclosed by management, different assumptions and conditions could result in a materially different amount for the estimate of the ACL. As such, there is a high degree of auditor judgement and subjectivity, and significant audit effort was required in performing procedures in auditing the ACL.

Addressing the critical audit matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. The primary procedures we performed to address this critical audit matter included:

- Testing the design and operating effectiveness of controls over the allowance for credit losses including
    - completeness and accuracy of loan data including credit ratings and risk classification of loans,

    - classifications of loans by loan segment, and

    - the identification of problem loans,

- Performing analysis of prepayment speeds used to calculate the weighted average remaining maturity,

- Evaluating the qualitative factors for completeness and reasonableness,

- Verification of historical net loss,

- Testing the accuracy and validation of the ACL model,

- Testing the loan review function and evaluating the accuracy of loan credit ratings and reasonableness of specific reserves on individually evaluated loans, and

- Evaluating the disclosures in the consolidated financial statements.



EisnerAmper LLP
www.eisneramper.com

We have served as the Company's auditor since 2023. (Note: Partners of Postlethwaite & Netterville, APAC joined EisnerAmper LLP in 2023. Postlethwaite & Netterville, APAC had served as the Company's auditor since 2022).

EisnerAmper LLP

EISNERAMPER LLP
Baton Rouge, Louisiana
March 16, 2026



CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

Postlethwaite & Netterville ("P&N") served as the independent registered public accounting firm for the Company from 2023 until December 6, 2023, at which time the firm combined its practice ("the Practice Combination") with EisnerAmper LLP ("EisnerAmper"). As a result of the Practice Combination, P&N effectively resigned as the Company's independent registered public accounting firm and EisnerAmper, as the successor to P&N following the Practice Combination, was engaged as the Company's independent registered public accounting firm.

The Company's Board of Directors was notified of the Practice Combination and the effective resignation of P&N and approved the retention of EisnerAmper. The effective resignation of P&N was the result of the Practice Combination and not the result of any disagreements with P&N. The Board of Directors has appointed EisnerAmper as auditors for the fiscal year ending December 31, 2026.

The Company has been advised that neither EisnerAmper nor any of its partners has any direct or any material indirect financial interest in the securities of the Company or any of its subsidiaries, except as auditors and consultants on accounting procedures.

PEOPLES FINANCIAL CORPORATION AND SUBSIDIARIES
FIVE-YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL INFORMATION
(In thousands except per share data)

	2025	2024	2023	2022	2021
Balance Sheet Summary					
Total assets...	$ 727,121	$ 831,849	$ 797,738	$ 861,639	$ 818,950
Available for sale securities................................	298,116	308,648	339,477	350,168	376,803
Held to maturity securities..................................	91,052	123,156	150,911	195,217	110,208
Loans, net of allowance for credit losses............	260,767	230,594	235,115	237,878	239,162
Deposits..	604,429	720,730	688,490	785,780	704,838
Borrowings from FHLB......................................	800	-	18,500	-	889
Shareholders' equity..	100,667	90,001	69,283	55,194	91,729
Summary of Operations					
Interest income..	$ 28,502	$ 33,094	$ 32,629	$ 23,708	$ 20,292
Interest expense..	8,147	9,643	6,155	2,158	830
Net interest income..	20,355	23,451	26,474	21,550	19,462
Provision for (reduction of) credit losses on loans and leases..	3	(162)	(272)	80	(5,663)
Net interest income after provision for loan losses...	20,352	23,613	26,746	21,470	25,125
Non-interest income..	7,156	7,014	6,894	6,895	6,470
Non-interest expense..	22,697	22,247	22,353	21,855	22,622
Income (loss) before taxes	4,811	8,380	11,287	6,510	8,973
Income tax expense (benefit).............................	900	(13,323)	2,121	(2,431)	62
Net income (loss)..	$ 3,911	$ 21,703	$ 9,166	$ 8,941	$ 8,911
Per Share Data					
Basic and diluted earnings (loss) per share.........	$ 0.85	$ 4.66	$ 1.96	$ 1.91	$ 1.84
Dividends per share..	0.36	0.44	0.53	0.19	0.16
Book value..	21.80	19.49	14.86	11.80	19.61
Weighted average number of shares...................	4,617,466	4,656,370	4,675,067	4,678,186	4,844,248
Selected Ratios					
Return on average assets......................................	0.50%	2.65%	1.10%	1.06%	1.19%
Return on average equity....................................	4.10%	27.25%	14.73%	12.17%	9.55%
Tier 1 Leverage ratio...	15.76%	13.95%	12.59%	10.78%	11.13%

PEOPLES FINANCIAL CORPORATION AND SUBSIDIARIES
CORPORATE INFORMATION AND MARKET INFORMATION

Corporate Information:

Mailing Address
P.O. Box 529
Biloxi, MS 39533-0529

Physical Address
152 Lameuse Street
Biloxi, MS 39530

Website
www.thepeoples.com

Corporate Stock
The common stock of Peoples Financial Corporation is traded on the OTCQX Best Market under the symbol: PFBX.

S.E.C. Form 10-K Requests
A copy of the Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained without charge by directing a written request to:

 Peoples Financial Corporation
 Chief Financial Officer
 P.O. Box 529, Biloxi, MS 39533-0529
 investorrelations@thepeoples.com

Shareholder Information
For investor relations and general information about Peoples Financial Corporation:

 Investor Relations
 The Peoples Bank, Biloxi, Mississippi
 P.O. Box 529, Biloxi, MS 39533-0529
 (228) 435-8205
 investorrelations@thepeoples.com

For information about the common stock of Peoples Financial Corporation, including dividend reinvestment and other transfer agent inquiries:

 Asset Management and Trust Services Department
 The Peoples Bank, Biloxi, Mississippi
 P.O. Box 1416, Biloxi, MS 39533-1416
 (228) 435-8208
 investorrelations@thepeoples.com

Independent Registered Public Accounting Firm
EisnerAmper LLP

Market Information:

The Company's stock is traded on the OTCQX Best Market ("OTCQX") under the symbol PFBX. As of March 04, 2026, there were approximately 353 holders of the Company's common stock, which does not reflect persons or entities that hold our common stock in nominee or "street" name through various brokerage firms. At that date, the Company had 4,617,466 shares of common stock issued and outstanding.

The following is a summary of the high and low bid prices of our common stock for the periods indicated as reported by OTCQX. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Year	Quarter	High	Low	Dividend Per Share
2025	1st	$ 20.00	$ 18.60	$ -
	2nd	20.50	19.20	0.18
	3rd	21.10	19.80	-
	4th	22.54	20.20	0.18
2024	1st	$ 16.90	$ 15.50	$ -
	2nd	17.50	15.20	0.18
	3rd	18.24	15.90	-
	4th	20.00	17.30	0.26

PEOPLES FINANCIAL CORPORATION AND SUBSIDIARIES

BRANCH LOCATIONS

The Peoples Bank, Biloxi, Mississippi

BILOXI BRANCHES

Main
152 Lameuse Street, Biloxi, MS 39530
(228) 435-5511

Asset Management and Trust Department
Personal and Corporate Trust Services
758 Howard Avenue, Biloxi, MS 39530
(228) 435-8208

Cedar Lake
1740 Popps Ferry Road, Biloxi, MS 39532
(228) 435-8688

West Biloxi
2560 Pass Road, Biloxi, MS 39531
(228) 435-8203

GULFPORT BRANCHES

Armed Forces Retirement Home
1800 Beach Drive, Gulfport, MS 39507
(228) 897-8724

Downtown Gulfport
1105 30th Avenue, Gulfport, MS 39501
(228) 897-8715

Handsboro
0412 E. Pass Road, Gulfport, MS 39507
(228) 897-8717

Orange Grove
12020 Highway 49 North, Gulfport, MS 39503
(228) 897-8718

OTHER BRANCHES

Bay St. Louis
408 Highway 90 East, Bay St. Louis, MS 39520
(228) 897-8710

Diamondhead
5429 West Aloha Drive, Diamondhead, MS 39525
(228) 897-8714

D'Iberville – St. Martin
10491 Lemoyne Blvd, D'Iberville, MS 39540
(228) 435-8202

Gautier
2609 Highway 90, Gautier, MS 39553
(228) 497-1766

Long Beach
298 Jeff Davis Avenue, Long Beach, MS 39560
(228) 897-8712

Ocean Springs
2015 Bienville Blvd., Ocean Springs, MS 39564
(228) 435-8204

Pass Christian
301 East Second Street, Pass Christian, MS 39571
(228) 897-8719

Saucier
17689 Second Street, Saucier, MS 39574
(228) 897-8716

Waveland
470 Highway 90, Waveland, MS 39576
(228) 467-7257

Wiggins
1312 S. Magnolia Drive, Wiggins, MS 39577
(228) 897-8722

PEOPLES FINANCIAL CORPORATION AND SUBSIDIARIES
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

BOARD OF DIRECTIORS
Peoples Financial Corporation

Chevis C. Swetman	*Chairman; President and Chief Executive Officer, Peoples Financial Corporation and The Peoples Bank, Biloxi, Mississippi*
Jeffrey H. O'Keefe	*Vice Chairman; Chief Executive Officer, Bradford-O'Keefe Funeral Homes, Inc.*
Ronald G. Barnes	*President and Chief Executive Officer, Coast Electric Power Association*
Padrick D. Dennis	*Vice President, Specialty Contractors & Associates, Inc.*
Katherine Paige Hunt	*Owner, Hillyer House*
George J. Sliman, III	*President, SunStates Holdings, Inc.*

EXECUTIVE OFFICERS
Peoples Financial Corporation

Chevis C. Swetman	*President and Chief Executive Officer*
A. Wes Fulmer	*Executive Vice-President*
Christy N. Ireland	*Vice-President and Secretary*
Leslie B. Fulton	*Chief Financial Officer and Controller*
A. Tanner Swetman	*First Vice-President*
Brennon G. Johnson	*Second Vice-President*
Timothy D. Monroe	*Third Vice-President*
Daniel A. Bass	*Fourth Vice-President*

BOARD OF DIRECTORS
The Peoples Bank, Biloxi, Mississippi

Chevis C. Swetman	*Chairman; President and Chief Executive Officer, Peoples Financial Corporation and The Peoples Bank, Biloxi, Mississippi*
Liz Corso Joachim	*Vice Chairperson; President, Frank P. Corso, Inc.*
Ronald G. Barnes	*President and Chief Executive Officer, Coast Electric Power Association*
Padrick D. Dennis	*Vice President, Specialty Contractors & Associates, Inc.*
A. Wes Fulmer	*Executive Vice-President, Peoples Financial Corporation and The Peoples Bank, Biloxi, Mississippi*
Jeffrey H. O'Keefe	*Chief Executive Officer, Bradford-O'Keefe Funeral Homes, Inc.*
Katherine Paige Hunt	*Owner, Hillyer House*
George J. Sliman, III	*President, SunStates Holdings, Inc.*
A. Tanner Swetman	*Senior Vice-President, The Peoples Bank, Biloxi, Mississippi and Second Vice-President, Peoples Financial Corporation*
Teyona Davis	*Managing Attorney, Davis Law Group, PLLC*

EXECUTIVE OFFICERS
The Peoples Bank, Biloxi, Mississippi

Chevis C. Swetman	*President and Chief Executive Officer*
A. Wes Fulmer	*Executive Vice-President and Chief Banking Officer*
Leslie B. Fulton	*Senior Vice President and Cashier*
Timothy D. Monroe	*Senior Vice-President and Chief Credit Officer*
A. Tanner Swetman	*Senior Vice-President and Chief Operating Officer*
Christy N. Ireland	*Senior Vice-President and Chief Risk Officer*
Brennon G. Johnson	*Senior Vice-President and Chief Lending Officer*
Daniel A. Bass	*Senior Vice-President and Chief Trust Officer*